UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
November 16, 2011
Commission File Number : 000-30354

CITY TELECOM (H.K.) LIMITED
(Translation of registrant’s name into English)
Level 39
Tower I, Metroplaza
No. 223 Hing Fong Road
Kwai Chung
New Territories
Hong Kong
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑ Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K the Company’s annual report and audited consolidated financial statements for the year ended August 31, 2011.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED
By:	/s/ Lai Ni Quiaque
	Name:	Lai Ni Quiaque
	Title:	Executive Director, Chief Financial Officer and Company Secretary
Dated: November 16, 2011

{Thousand Miles Eyes}
Capable of seeing miles away with his binocular eyes.



{Big Mouth Nine}
Has a huge mouth that can blow wind and shout loudly.

Ten Brothers

is a Chinese legend developed around the Ming Dynasty 1,368-1,644. It revolves ten brothers with different supernatural talents. When faced with a Big Hairy Audacious challenge, the ten brothers discovered that by fighting in unity they are far more powerful than fighting as individuals, despite each have special individual talents.

All illustrations in this report were featured by our 74 Talents, out of our around 3,000 Talent force, with each Talent accentuated by their professional specialty.



{Flying Five}
Capable of flying.



{Digging Eight}
Capable of tunneling underground.



{Iron Head Six}
Has a solid impenetrable head and the smartest.





{Strong Three}
Has herculean strength.

{Crying Ten} Can cry a river, heal any sicknesses if he cries on people. {Stretchy Four} Has ability to stretch and is invincible. {Distant Hearing} Capable of hearing miles away. Contents Financial Highlights 2 Statistical Review 4 Major Milestones and Events 6 Products at a Glance 8 Chairman’s Statement 12 Management’s Discussion and Analysis 16 Customer Engagement Supplement 22 Investor Engagement Supplement 25 Talent Engagement Supplement 26 Free TV and Multimedia Production Business 30 Pro3 le of Directors and Senior Management 32 Financial Information Corporate Governance Report 37 Report of the Directors 43 Independent Auditor’s Report 51 Consolidated Income Statement 52 Consolidated Statement of Comprehensive Income 53 Balance Sheet 54 Consolidated Statement of Changes in Equity 56 Consolidated Cash Flow Statement 57 Notes to the Financial Statements 58 Five-year Financial Summary 107 Corporate Information 108 Established in 1992, City Telecom (H.K.) Limited (HKEX: 1137, NASDAQ : CTEL) is a fast growing and innovative provider of residential and corporate fixed telecommunications network and international telecommunications services in Hong Kong. Its wholly-owned subsidiary, Hong Kong Broadband Network Limited, is a major fixed telecommunications network services operator, providing broadband Internet access up to 1Gbps, telephony, IPTV and corporate data services with its self-built fibre network. In addition to the headquarter operations in Hong Kong, the Group also has branch offices in Canada and Guangzhou, China. {Long Legs Seven} Can grow in height and has super speed.

Financial Highlights FY2011 is our 19th year in operation and another record year for City Telecom.

In thousands of Hong Kong dollars except for per share amounts and ratios

	For the year ended 31 August 2011	31 August 2010	Year-on-Year Change Amount	%
Turnover	**1,681,458**	1,574,687	106,771	6.8%
Earnings before interest, tax, depreciation and amortization (EBITDA[1])	**594,059**	469,437	124,622	26.5%
EBITDA margin	**35.3%**	29.8%	5.5%	18.5%
Core EBITDA[2]	**594,059**	479,087	114,972	24.0%
Core EBITDA margin	**35.3%**	30.4%	4.9%	16.1%
Profit attributable to shareholders	**313,915**	216,866	97,049	44.8%
Earnings per share				
– Basic (HK Cents)	**40.8**	30.7	10.1	32.9%
– Diluted (HK Cents)	**39.6**	29.4	10.2	34.7%
Total dividend declared per share (HK cents)	**30.0**	20.0	10.0	50.0%
– Interim	**15.0**	6.5	8.5	130.8%
– Final	**15.0**	13.5	1.5	11.1%
Capital expenditure	**449,196**	344,844	104,352	30.3%
Adjusted free Cash Flow[3]	**141,870**	113,730	28,140	24.7%
	As at 31 August 2011	As at 31 August 2010		
Cash at bank and in hand	**408,976**	588,665	(179,689)	(30.5%)
Total outstanding borrowings	**1,238**	134,662	(133,424)	(99.1%)
Total equity attributable to equity shareholders	**1,797,381**	1,688,539	108,842	6.4%
Shares in issue (in thousands)	**771,912**	764,997	6,915	0.9%
Net asset per share (HK$)	**2.33**	2.21	0.12	5.4%
Net gearing ratio (net debt/net assets)[4]	**N/A**	N/A	N/A	N/A

1 EBITDA for any period means, without duplication, net income/(loss) for such period, plus the following to the extent deducted in calculating such net income/(loss): interest expense/(income), income taxes, depreciation and amortization expense (excluding any such non cash charge to the extent it represents an accrual of or reserve for cash charges in any future period or amortization of a prepaid cash expense that was paid in a prior period not included in the calculation).

2 Core EBITDA is defined as EBITDA plus the loss on extinguishment of 10-year senior notes in FY2010, which is considered as non-recurring and non-operating in nature, and is summarized as below:

	2011 HK$ million	2010 HK$ million
EBITDA	**594.1**	469.4
Loss on extinguishment of 10-year senior notes	**–**	9.7
Core EBITDA	**594.1**	479.1
EBITDA margin	**35.3%**	29.8%
Core EBITDA margin	**35.3%**	30.4%

3 Adjusted free cash flow means EBITDA minus capital expenditure and net finance costs.

4 As the Group was in net cash position as at 31 August 2010 and 31 August 2011, no net gearing ratio was presented.

City Telecom (H.K.) Limited Annual Report 2011 3

Statistical Review Turnover HK$’000 07 1,141,270 08 1,302,981 09 1,478,239 10 1,574,687 11 1,681,458 Number of Registered Voice-Over-IP Subscriptions 07 308,000 308,000 08 329,000 329,000 09 382,000382,000 10 431,000 431,000 11 476,000 476 000 Stephanie, Tam Pik Shan Senior Telesales Executive - Corporate Division Edison, Lau Kwan Leung Telesales Executive — Corporate Division Samuel, Kwok Yu Lam Telesales Executive — Corporate Division Number of Registered Broadband Subscriptions 07 247,000 08 08 316,000 316,000 09 09 391,000 391,000 10 10 526,000526,0 11 11 590,000590,0 Mimi, Yeung Yeung Telesales Executive — Corporate Division Number of Registered IP-TV Subscriptions 07 128,000 08 156,000 09 170,000 10 153,000 11 181,000

Number of Registered International Telecommunications Accounts

07	2,331,000
08	2,336,000
09	2,383,000
10	2,445,000
11	2,488,000

International Telecommunications Traffic Volume

Million Minutes

07	659
08	574
09	487
10	464
11	412



{Flying Five}

Capable of flying.

Daring to explore new business opportunities and striving continuously for innovation are portrayed by Talents from Business Development Department and Corporate Division.



Ada, Yu Long Teng
Sales Management Trainee - Corporate Division



Joe, Lam Pak Lun
Account Manager - Corporate Division

Turnover by Principal Activities In 2011


International Telecommunications Services
11.7%
88.3%
Fixed Telecommunications Network Services



Joice, Lui Cheuk Kwan
Telesales Manager - Corporate Division

Derek, Poon Dik
Telesales Executive - Corporate Division

Kidd, Wu Man Yeung
Telesales Executive - Corporate Division

Ivan, Ho Siu Wah
Telesales Executive - Corporate Division

Sunne, Choi Yim Man
Senior Telesales Executive - Corporate Division

Vincent, Wong Chun Kit
Assistant Telesales Manager - Corporate Division

5

Major Milestones and Events


Customer


Service with Heart


99

2011 Feb

HKBN blanketed Hong Kong with "Service with Heart" Customer Engagement Campaign

Jun

Awesome HK$9.9/month (US$1.30) HomeTel Switch-Over Offer for incumbent's customers

1992	MAY	City Telecom (H.K.) Limited ("City Telecom") was incorporated in Hong Kong
1997	JAN	Launch of IDD300 Calling Service
	MAR	Set up INC (the Specialized IDD Network for Corporations) department for corporate sector
	AUG	City Telecom was listed on The Stock Exchange of Hong Kong Limited
1998	NOV	The first company to receive the license of International Simple Resale voice service in Hong Kong
1999	JAN	Launch of IDD1666 Direct Calling Service
	NOV	ADR listing on the NASDAQ National Market of USA
2000	FEB	Hong Kong Broadband Network Limited ("HKBN"), a subsidiary of City Telecom obtained the local wireless FTNS license
	MAR	Launch of broadband Internet services by HKBN
2001	MAY	CTI International Limited was awarded the Satellite-based Fixed Carrier license
2002	APR	HKBN officially launched local on-net VoIP telephony service, and upgraded to become a wireline-based FTNS licensee
	JUN	Launch of HKBN IDD0030 service
2003	AUG	HKBN officially launched IP-TV service
2004	JUL	HKBN launched corporate data service
	AUG	HKBN launched off-net residential VoIP service, namely, the Broadband Phone Service
	NOV	HKBN announced the launch of "bb100", Hong Kong's first 100Mbps residential broadband service
2005	APR	HKBN launched "bb1000" Fibre-To-The-Home 1Gbps residential broadband service
	OCT	HKBN launched 2b broadband phone service, providing VoIP service to local and overseas users via software version broadband phone
2006	SEP	City Telecom enhanced Work-Life Balance with the launch of eight employee-beneficial measures
2007	MAR	HKBN enhanced Digital TV Platform and launched new application "bbBOX"

6

Aug

City Telecom announced the establishment of Worldclass Multimedia Centre


CTI GROUP



Sep

Featured Ms. G.E.M. Tang, Canto-pop star, in Talent Meeting

Year	Month	Event
2008	JAN	HKBN launched Dual Mode High Definition Terrestrial TV Receiver and IPTV Set-Top-Box
		HKBN launched free WiFi Service at public rental housing estates
	FEB	HKBN awarded contract for the provision of payphone service at the Hong Kong International Airport
2009	FEB	City Telecom launched Talent upgrade program: "Next Station University"
	NOV	"AWESOME SPEED. FOR EVERYONE" 100Mbps broadband at HK$99/month (US$13)
		City Telecom received "Innovation in Recruitment" and "Champion of HR" awards at the HRM Awards 2009
	DEC	HKBN shattered the one-millionth mark for Fixed Telecommunications Network Services subscriptions
2010	FEB	HKBN took on climate change with expedition to the Antarctica
	MAR	City Telecom celebrated 10 Years on NASDAQ
		HKBN launched bb100 and WiFi services at Hong Kong International Airport
	APR	HKBN launched 1Gbps broadband service at HK$199/month (US$26)
	SEP	Phenomenal Singapore experience for 350 CTI front line Talents
	NOV	Ricky Wong, Chairman, was awarded Ernst & Young Entrepreneur Of The Year 2010 China For Telecom Category
	DEC	HKBN launched HD Online Music Portal – MusicOne
2011	FEB	HKBN blanketed Hong Kong with "Service with Heart" Customer Engagement Campaign
	APR	HKBN bbTV became Local News Contents Provider for Smart TVs of different brands and launched "bbTV GIANT" mobile apps
	MAY	Surpassed 10,000 Symmetric 1Gbps broadband Subscribers
	JUN	Incredible 1Gbps Triple-Play (1Gbps Broadband, HomeTel, bbTV) at HK$158/month (US$20)
		Awesome HK$9.9/month (US$1.30) HomeTel Switch-Over Offer for incumbent's customers
	AUG	City Telecom announced the establishment of Worldclass Multimedia Centre
	SEP	Featured Ms. G.E.M. Tang, Canto-pop star, in Talent Meeting

City Telecom (H.K.) Limited Annual Report 2011 7

Products at a Glance

Broadband Services

bb100 Mbps

FibreHome500

FibreHome1000

With "Fiber-To-The-Home (FTTH)" and "Fiber-To-The-Building (FTTB)" technologies and our network coverage throughout 18 districts in Hong Kong, we offer amazingly fast and stable broadband services.

IDD Services

CTI 1666

IDD 0030

With advanced technology, CTI and HKBN endeavor to provide quality international direct calling services at competitive rate.

Value-Added-Services

bbMAX

bbMAX includes:

bbWI-FI
With more than 5,500 hotspots located in the city's most bustling locations, bbWI-FI provides high-speed and reliable mobile broadband access throughout the territory.

bbDRIVE
Provide online virtual storage up to 10GB, user-friendly interface and limitless volume file transfer. Users can access their important files anytime, anywhere.

bbWATCH
Allow users to enjoy a variety of informative and entertaining TV programs via computer. No more time and geographical constraint.

bbGUARD
Filter away problematic and spam virus emails at the server before reaching email in-box.

getFAXEASY
Receive fax without a fax machine. Simply converts all faxes into e-mails.

Telephony Service

家居電話

香港寬頻 HOMETEL

With number portability and option of 14 different value-added services to users.



Calvin, Tam Siu Ho
Service Technician

Yu Choi Biu
Senior Service Technician

{Long Legs Seven}
Can grow in height and has super speed,
depicts the prompt response and fast-acting quality of our service technicians.

8

G.K., Wu Kwong Hoi Analyst Programmer 2b App 2b App enables you to make and receive phone calls from Hong Kong wherever you are in Hong Kong or overseas anytime without any IDD or voice roaming charge. IP-TV Service bbTV service now delivers around 110 TV channels, including 24-hour news channel, movies, animation, Chinese opera, financial news, international news and entertainment as well as interactive channels, such as stock quote, ringtone download and interactive quiz. Jethro, Au Kin Chung System Analyst Online Game Credits Platform Online Massively Multiplayer Online Role Playing Game stores with exclusive virtual goodies. MusicOne All-in-one music and entertainment HD online music platform, diverse song library with over 150,000 songs, allowing you to enjoy this fantastic HD music world. Boaris, Yau Sze Bo Senior Engineer — Information Technology {Stretchy Four} Has ability to stretch and is invincible. The unconquerable personage is presented by network operation and information technology related departments, which are expertized in maintaining our network security and smooth operation. City Telecom (H.K.) Limited Annual Report C24645 2011 — 14 9 of 115

{Thousand Miles Eyes} Capable of seeing miles away with his binocular eyes. The visionary genius is presented by the current generation and alumni of our Management Trainee Program “CXO of the Future”. The 3 alumni (vintage’09) have now joined different departments to further leverage their farsightedness in diverse business aspects. Thomas, Chow Tsz Lung Assistant Manager — Strategic Development — Pay TV (Management Trainee, Vintage ‘09)

Tommy, Kwan Chun Sing Kiana, Shek Lok Kei Mingo, Tsang Tsz Ming Zoe, Wong Ka Wing Account Manager - Corporate Division Management Trainee, Vintage ‘11 Management Trainee, Vintage ‘11 Assistant Manager — (Management Trainee, Vintage ‘09) Content Partnership — Free TV (Management Trainee, Vintage ‘09)

Chairman’s Statement Dear Shareholders, The Group’s Fixed Telecommunications Network Services (“FTNS”) business has entered into a stage of stable growth. Key performance indicators for this year, including net profit, subscription growth and network coverage expansion have all met our expectations. We will work very hard to sustain the growth momentum. Telecom business will continue to be the cash cow of the Group, generating stable income. In the highly competitive telecom market in Hong Kong, where price competition is inevitable, we are confident that we will continue to grow given our strong competitive power derived from twenty years’ solid experience. Our mentality, corporate culture and system, Talents’ morale and the ability to adapt to different environments all empower the Group to face any new challenge. Looking ahead, our competitive weapons will lie on our network speed and stability, as well as quality customer service. In the past two years, we have introduced private-bank style personalized servicing concept into our broadband service. Currently, each broadband subscriber is served by a designated team consisted of four to six Customer Engagement Officers, instead of a general customer service hotline, where a customer’s calls are answered by different officers on a random basis. Our subscribers can simply call the direct line to reach the designated officer, which is unique in the telecom market in Hong Kong. In recent years, our competitors are aggressive in building their fibre networks. I expect that they will take three to five years to replicate, with the same scale and speed, of HKBN’s network. However, I have no doubt we will still be ahead of our competitors even when they have the same network hardware — we have our unique corporate culture of high adaptability, and this will take at least ten years’ time to achieve, even if our competitors start today. Some investors query whether mobile broadband service will be a threat to us. Personally, I am a typical user with many electronic devices connecting to different mobile network operators. According to my understanding, mobile operators in Hong Kong are now facing the same network congestion issue, caused by usage surge of mobile data. Consumer Council and The Office of Telecommunications Authority have also reminded consumers that the performance of mobile broadband may deviate from their expectations. Hong Kong is a densely-populated city with high rise buildings everywhere. From technical perspective, it is not an easy task to build a reliable and stable mobile network in such an environment. To transmit mobile data on such network, according to my technical knowhow, they have to enhance the capacity by hundred times in order to provide network speed which is fibre broadband-grade, or to support stable video streaming. From business perspective, enhancement of bandwidth and increase in the number of base stations will result in significant increase in cost, and this may not be a viable solution as the cost difference is not affordable for normal users. Recently, local media reported that mobile operators are considering to terminate unlimited mobile data service plans, which is a good proof that the applications and functions supported by fibre network cannot be substituted by mobile network. I believe that the Group has laid a solid foundation for FTNS business, including network coverage, advanced technology and extensive subscription base. In the coming year, we will look into expanding the revenue for telecom business, for example, our bbTV, bbWi-Fi and MusicOne online music portal, and many other value-added services and applications. As our FTNS business has stepped into stable growth stage, we are prepared to march into a new arena, to develop Free TV and Multimedia Production business. I understand that some of our shareholders would ask, why can’t we be content with FTNS business tha t generates stable income, but still look for new business. Maybe some shareholders would have a series of concerns namely, we do not have experienced multimedia production Talents in the Group, the existing TV station has dominated the market over the past decades, content production is a high risk business, etc. I fully appreciate these concerns. In 2000 when we decided to invest in FTNS business, we went through very similar concerns. Nevertheless, had we decided to rely solely on IDD business which was generating stable cash flow and not to take the risk to engage in FTNS business, the Group would not have been as successful as it is today. It is indeed the best time to look into new business, when FTNS business has become a powerful support for the Group. 12

In 2000 when we decided to invest in FTNS business, we did not have experienced network and technical Talents either. The market regarded FTNS to be a capital-intensive business. The incumbent no doubt dominated the market. And surely it was a highly competitive environment. At that time, some analysts thought that it would be impossible for us to build our fibre network, especially when we were not supported by a powerful mother company or one with property development background. No matter what they said, we insisted that we could create market needs, based on our vision towards the future. Our capability is to anticipate what the market will need, then supply and service as needed. When everybody was just talking about fibre ten years ago, we took the risk to kick start in building our own network; it is that visionary mentality which resulted in today’s achievements. Over the past six months, we have started to build the production crew of our Free TV and Multimedia Production Business. I anticipate that the demand for entertainment content from Mainland market will surge in coming years. Starting from 2013, we will produce more than 500 hours’ high quality Hong Kong-style drama annually, targeting at Mainland and Southeast Asian markets. The Group sees this business as its third large scale and long term project since its establishment (The first project being IDD business started in the 1990s, while the second is FTNS investment which began in the 2000s). This new project is a long term investment, and I do not expect that this business will generate substantial financial return in the short run. In August 2011, Hong Kong Science and Technology Parks Corporation granted a piece of land of more than 20,000 square metres at Tseung Kwan O Industrial Estate for us to build our own Multimedia Production and Distribution Centre. In the first phase of development, we intend to construct the centre with gross floor area of 30,000 square metres, with six studios for filming of drama, variety and talk shows. Depending on business development needs, the centre can be expanded up to 50,000 square metres. We all know that the Great Wall was not built overnight, and likewise for our fibre network. Despite our competitors’ assertion of expanding their fibre networks, I believe theirs are not comparable to ours in terms of network coverage. To kick start a new drama production crew, is indeed as difficult as building a network spanning over the entire territory. But I strongly believe that the more difficult a task is, the higher the entry barrier, and that will be more long-term and secure to us. Over the past few months, we have successfully engaged 120 professional production Talents and around 100 artistes from the market. Among this pool of Talents, most of them possess over twenty years’ experience. However, I am not satisfied with the existing drama quality, or with the level of creativity. I believe that for a creative city like Hong Kong, we should be able to groom a lot more creative Talents, and we can definitely do better in creativity and production. I also intend to change the rules of the game, for better discipline of the industry. Our target is to unleash the creativity potential of drama production in Hong Kong, and to nurture hundreds of writers in the coming eight to ten years, bringing Hong Kong back into the position of Asian drama production hub. Therefore, the priority of training and developing Talents such as writers and production crew are far higher than producing drama with high viewership. What we urgently need is not an end product generating short term return, but a healthy system to produce quality drama on a continuous basis. I expect that it will take a year for the system to consolidate and coordinate. In the long run, this system should be able to run automatically, even without my presence. Just like our telecom business that the two founders have faded out from dail y operations, performance in every aspect is now better than ever. The ultimate goal for Free TV and Multimedia Production business is to build a healthy management system that can consistently nurture creativity, be creativity-oriented and is able to sustain quality production, irrespective of the existence of the one or two founders. Most importantly, I wish that the media will forever place Corporate Social Responsibility as its top priority. At the time when I drafted this Chairman’s Statement, the license of Domestic Free TV Service was not yet granted to the Group. I hope that such license can be granted before Christmas this year. Even though the Group is marching into a new arena, we are confident that our telecom business will remain strong, and plan to pay FY2012 full year dividend as the same level as FY2011 full year proposed dividend. Wong Wai Kay, Ricky Chairman Hong Kong, 8 November 2011 City Telecom (H.K.) Limited Annual Report 2011 13

Nancy, Tsui Fung Yee
Telemarketing Officer
Johnny, Wong Yin Sau
Assistant Shop Supervisor
Fiona, Lam Pui Ling
Telesales Executive
Edmond, Chow Wai Hong
Assistant Shop Manager
Cherry, Chung King Sui
Senior Shop Executive
Ken, Leung Chu Kong
Shop Supervisor
Miko, Leung Kuk Fan
Assistant Operation Support Officer
Sherry, Siu Lai
Senior Support Officer
Jimmy, Lau Kai Tim
Shop Executive
Ray, Sin Yip Hang
Assistant Shop Supervisor
Cat, Chan Chiu Mei
Assistant Telemarketing Supervisor


Chris, Lau Heung Ming
Senior Shop Executive

{Iron Head Six}

Has a solid impenetrable head and the smartest.

The all-conquering characteristic is defined by our marketing and frontline sales Talents.

Leo, Ng Kin Shing Assistant Engineer Lau Tsz Sum Network Technician Lau Kei Yuen Network Technician Ulysses, Chu Pui Yuen Karina, Yau Ka Wai Area Service Manager Senior Operation Executive {Digging Eight} Capable of tunneling underground, represented by our devotion to network expansion and technology advancement of our Fibre network.

Management's Discussion and Analysis

BUSINESS REVIEW

FY2011 is our 19th year in operation and another record year for City Telecom. With better than expected growth in 2H versus 1H, we exceeded our operational targets updated on 20 April 2011.

1. **Stable growth in Group turnover by 6.8% to HK$1,681.5 million**
   On our Fixed Telecommunications Network Services ("FTNS") business, after 11 years of investing to build our end-to-end infrastructure, we are now in harvesting stage after surpassing the point of critical mass for broadband subscriptions last year. This year we achieved FTNS turnover growth of 9.5% (an increment of HK$128.2 million) to HK$1,484.3 million which more than offset the drop in International Telecommunications business ("IDD") of 9.8% (a drop of HK$21.4 million) to HK$197.2 million. Our FTNS business now contributed to 88.3% of the Group's turnover.

2. **Above target EBITDA achievement and record high core EBITDA margin**
   Leveraging our high fixed-cost composition of FTNS business and the "Do More with Less" attitude across our entire Group, this year, we are pleased to deliver core EBITDA of HK$594.1 million, exceeded announced guidance of HK$580.0 million, and also represented a year-on-year growth of 24.0% from HK$479.1 million in FY2010. This strong growth on core EBITDA also brought us a record high core EBITDA margin at 35.3%, versus 30.4% in FY2010.

3. **Record high net profits delivering better-than-market net profit margin**
   In addition to our strong EBITDA result, we also benefited from the full year effect on finance costs saving from our early buy-back and full redemption of our 10-year senior notes in February 2010, five years earlier than full maturity date. As a result, our net finance costs decreased significantly from HK$10.9 million in FY2010 to HK$3.0 million in FY2011. After deducting HK$59.0 million income tax expenses which included HK$55.3 million non-cash deferred taxation, our profits attributable to shareholders reached record high to HK$313.9 million versus HK$216.9 million in FY2010, represented a growth of 44.7% year-on-year.

   More than this, if we looked at the latest published interim results of the other three key fixed line players in Hong Kong, PCCW Limited (0008.HK), Hutchison Telecommunications Hong Kong Holdings Limited (0215.HK) and i-CABLE Communications Limited (1097.HK), we are the only one delivering double digit net profit margin. For FY2011, we achieved 18.7% net profit margin versus 13.8% in FY2010.


Leo, Cheung Fu Chuen
Senior Telesales Executive
Sisi, Kong Yin Yin
Customer Relations Executive
David, Lok Shing Fung
Senior Telemarketing Officer
Steven, Wong Kit Hang
Assistant Shop Supervisor

16

4. **Continuous growth on broadband subscriptions**
During FY2011, despite the perception of fierce competition and our market leading price increment on our core symmetric 100Mbps broadband service from HK$99/month to HK$199/month for triple-play 100Mbps services or 1Gbps service on 1 September 2010, we were still able to achieve a net growth of 64,000 subscriptions, which dominated 58.7% of total market growth of 109,000 subscriptions*. In particular, we are proud to deliver an acceleration of growth with 39,000 net growth in 2H, up from 25,000 net growth in 1H. As of 31 August 2011, we had 590,000 subscriptions, which exceeded our updated guidance of 580,000 subscriptions announced on 20 April 2011.

* Total market growth is based on the official statistics for the end of August 2011 from The Office of the Telecommunications Authority ("OFTA") (http://www.ofta.gov.hk/en/datastat/eng_cus_isp.pdf).

5. **73% dividend payout ratio, represented an absolute full year increase of 50% year-on-year**
A final dividend of HK15 cents per ordinary share is recommended. Together with the interim dividend paid at HK15 cents per ordinary share, a total of HK30 cents per ordinary share is recommended to be paid (FY2010: HK20 cents per ordinary share), which representing a payout of about 73% of the profit attributable to shareholders verses about 65% for FY2010 and an absolute year-on-year increase of 50%. The recommended payout ratio for FY2011 is in line with our stated policy of between 60%–90% of profit attributable to shareholders.

Fixed Telecommunications Network Services (FTNS)

FY2011 was an exciting year for City Telecom – full of challenges and rewards. During the year, we focused on harvesting the record high broadband subscription growth that we achieved in FY2010 with our Awesome Member-Get-Member campaign, by dramatically raising prices effective from the first day of FY2011 on 1 September 2010. Whilst the "Sticker Shock" impact was anticipated, it was deeper than expected which resulted in only 49,000 net additions to our triple-play subscriptions during the 1H, six months to 28 February 2011. As the "Sticker Shock" impact faded over time, we accelerated our triple-play subscriptions growth in 2H to 88,000, resulting in full year growth of 137,000 to 1,247,000 subscriptions as of 31 August 2011.

This overall triple-play growth consisted of 64,000 additions to 590,000 for broadband, 45,000 additions to 476,000 for local telephony and 28,000 additions to 181,000 for IP-TV subscriptions. Our core broadband service attributed to approximately 27% market share in the broadband subscription market which represented a big step towards our BHAG to become the largest IP service provider in Hong Kong by 2016. We are on track to build our BHAG-based future.



Sarah, Au Wai Ming
Shop Manager

Kyle, Ma Cheuk Yin
Shop Executive

Ricky, Li Ki
Telesales Executive

City Telecom (H.K.) Limited Annual Report 2011 17

Management's Discussion and Analysis

On local telephony, we see this as a profitable value added service on our core broadband business. We were able to take market share in a saturated market by offering superior value, especially as an integrated bundle to our broadband services, versus an incumbent that does not offer an integrated triple-play bill. In particular, our HK$9.9/month for residential fixed line promotion was done on an incremental cash flow breakeven basis, and was effective in building up our base for up-selling our other high margin services later, whilst also highlighting huge value gap that existed relative to the incumbent's pricing of standalone voice typically between HK$60-HK$110/month.

On IP-TV business, we remained focused on offering mass value. Whilst our competitors focused on the other extreme, offering exclusive premium live sports as their key attraction, we targeted the mass market with value packages. Over time, we will proactively churn industry Pay-TV customers to Over-The-Top content and aim to accelerate industry cord cutting, as we do not see Pay-TV as a viable long term standalone business in an era of convergence.

In addition to the triple-play core services of broadband, voice and IP-TV, we are developing a comprehensive suite of value-added-services ("VAS"), such as bbWi-Fi, bbDRIVE, bbGuard, bbWATCH, 2b App, Online Game Credits Platform and MusicOne, etc. MusicOne is an online Canto-pop focused music portal centred around high-definition music videos, with an inventory of over 150,000 songs and videos, plus exclusive Making-ofs and other Behind-The-Scene content, as well as our upcoming exclusive concert with Joey Yung, one of Hong Kong's most famous Canto-pop artists. With our growing critical mass of customer relationships, we consider VAS as a material business contributor for us in future.

International Telecom Services (IDD)

IDD service revenue, contributed 11.7% of the group's turnover showing a continuing but stabilising decline as a result of intensive competition from traditional IDD service and other Voice-Over-IP (VoIP) calling options. Our IDD traffic volume fell by 11.2% from 464 million minutes in FY2010 to 412 million minutes in FY2011. On IDD, our strategy is to focus on cash flow and profitability rather than market share.

LIQUIDITY AND CAPITAL RESOURCES

The Group continued to be in a strong financial position for the year under review. As of 31 August 2011, the Group had total cash and cash equivalents amounting to HK$409.0 million (31 August 2010: HK$588.7 million) and outstanding borrowing of HK$1.2 million (31 August 2010: HK$134.7 million), which led to a net cash position of HK$407.8 million (31 August 2010: HK$454.0 million). As of 31 August 2011, the Group has utilised HK$6.9 million banking facilities mainly for providing bank guarantees to suppliers and to utility vendors in lieu of utility deposits



Jonny, Tam Chun Kit
Assistant Telemarketing Supervisor

18

(31 August 2010: HK$8.3 million), leaving HK$32.0 million available for future utilisation. The decrease in total cash and cash equivalents in FY2011 was mainly due to the payment of FY2010 final dividend of HK$103.7 million and the full repayment of long-term bank loan of HK$125.0 million in March 2011.

As of 31 August 2011, we only had long-term liability mainly of obligation under finance lease which amounted to HK$0.3 million (31 August 2010: Our long-term liability consists mainly of our outstanding long-term bank loan of HK$123.6 million). Our total cash and cash equivalents consisted of cash at bank and in hand and term deposits. There is no pledged bank deposit as at 31 August 2011 and 31 August 2010.

The debt maturity profiles of the Group as of 31 August 2011 and 31 August 2010 were as follows:

	2011	2010
	HK$'000	HK$'000
Repayable within one year	**950**	10,702
Repayable in the second year	**105**	105
Repayable in the third to fifth year	**183**	123,855
Total	**1,238**	134,662

As of 31 August 2011, our outstanding borrowings bear fixed or floating interest rate and are all denominated in Hong Kong dollars. As the Group was in net cash position for both FY2011 and FY2010, no gearing ratio is presented.

In FY2011, we spent HK$449.2 million on capital expenditure versus HK$344.8 million in FY2010. Among this amount, HK$397.9 million was incurred for core telecom business which was above our published guidance of cap of HK$350 million mainly for accelerating our fibre network expansion. During the year ended 31 August 2011, we added 170,000 residential home passes to our fibre network which covers 1.94 million homes pass representing more than 80% of Hong Kong households. The remaining HK$51.3 million mainly represented the land premium of HK$48.0 million paid for a piece of land for constructing a multimedia production and distribution centre which is expected to complete within 36 months.

During the year, the Group has generated an adjusted free cash flow of HK$141.9 million, which is defined as EBITDA less capital expenditure and less net finance costs (2010: HK$113.7 million).

The on-going core capital expenditure will be mainly met by internally core generated cash flow. For the construction of the multimedia production and distribution centre and expansion into Free TV business pending the grant of licence, these will be funded by internal resources and banking facilities within the Group.



Ulysses, Chu Pui Yuen
Area Service Manager



Karina, Yau Ka Wai
Senior Operation Executive

City Telecom (H.K.) Limited Annual Report 2011 19

Management's Discussion and Analysis

Our capital expenditure outlook for FY2012 is expected to be about HK$320 million to HK$350 million for core telecom business. Overall, the Group's financial position remains sound for continuous business and network expansion.

Charge on Group Assets
As of 31 August 2011, the Group has not been required for any pledged deposits to secure its banking facilities.

Exchange Rates
All the Group's monetary assets and liabilities are primarily denominated in either Hong Kong dollars or United States dollars. Given the exchange rate of the Hong Kong dollar to the United States dollar has remained close to the current pegged rate of HKD7.80 = USD1.00 since 1983, management does not expect significant foreign exchange gains or losses between the two currencies.

The Group is also exposed to a certain amount of foreign exchange risk based on fluctuations between the Hong Kong dollars and the Renminbi arising from its operation in the People's Republic of China. In order to limit this foreign currency risk exposure, the Group maintained Renminbi cash balance that approximates two to three months' of operating Renminbi cash flows requirements.



Lau Kei Yuen
Network Technician

Contingent Liabilities
As of 31 August 2011, the Group had total contingent liabilities in respect of guarantees provided to suppliers of HK$1.3 million (31 August 2010: HK$2.7 million) and to utility vendors in lieu of payment of utility deposits of HK$5.6 million (31 August 2010: HK$5.6 million).

Save as disclosed above, there are no material contingent liabilities or off-balance-sheet obligations.

PROSPECTS

Our primary focus in FY2011 was to solidify our FTNS pricing foundation for future profitability, which we have successfully achieved. In FY2012, we shall look for assertive growth in profitability.

On our residential sector, in addition to our core triple-play growth, we shall drive the introduction of new and enhanced existing bandwidth demanding VAS, so as to expand and diversify our revenue stream. VAS allows us to deepen our customer engagement and also offers very compelling returns due to incremental economics.

On our corporate sector, our corporate fibre service is now available at more than 1,600 prime commercial buildings, including International Finance Centre, International Commerce Centre, Bank of America Tower, Shun Tak Centre, United Centre, The Centrium, New World Tower, etc. With this extensive prime quality coverage in Hong Kong, we are now on "aggressive mode" to penetrate and expand our corporate business by adopting a "Customer-IN" approach, we are not simply selling a service or a solution to customers, rather we are looking for partners to create new opportunities enabled by our fibre infrastructure and superior customer service.

20

For FY2012, our guidance for our core telecom business is as follows:

- broadband subscriptions growth from 590,000 as of 31 August 2011 to exceed 650,000 subscriptions by 31 August 2012
- EBITDA to exceed HK$650 million
- capital expenditure on telecom business of HK$320 million to HK$350 million

For our new Free TV and Multimedia Production business, we will update our stakeholders as the business outlook becomes clearer.

DIVIDEND

In view of the solid balance sheet position and the strong high cash generating of our core telecom business, we executed on our dividend policy of paying 60% to 90% of profit attributable to shareholders as dividend to reward our shareholders. As such, the Board is recommending a final dividend of HK15 cents per ordinary share and this will bring the total FY2011 dividend to HK30 cents per ordinary share (FY2010: HK20 cents per ordinary share), representing a payout of approximately 73% of the year's profit attributable to shareholders.

Going forward, given the much wider variance with new Free TV and Multimedia Production business, we plan on paying a full year dividend per ordinary share of HK30 cents for FY2012 which will be the same as our FY2011 full year proposed dividend.

TALENT REMUNERATION

Including the Directors of the Group, as at 31 August 2011, the Group had 3,080 permanent full-time Talents versus 3,232 as of 31 August 2010. The total Talent-related cost was HK$566.7 million in FY2011 versus HK$563.1 million in FY2010.

The Group provides remuneration package consisting of basic salary, bonus and other benefits. Bonus payments are discretionary and dependent on both the Group's and individual performances. The Group also provides comprehensive medical insurance coverage, competitive retirement benefits schemes, Talents training programs and operates share option scheme.



Lau Tsz Sum
Network Technician

City Telecom (H.K.) Limited Annual Report 2011 21

Customer Engagement Supplement

HKBN has been continuously striving to turn Hong Kong into a global leader for Fibre-to-the-Home (FTTH), closing out the legacy copper based xDSL era.

At HKBN, we are benefiting from rapidly increasing economies of scale as the market embraces our world-leading 1Gbps service. In this financial year, we launched waves of marketing campaigns, and the momentum continues.

Incredible Triple-Play Offer


Exclusive to all Residential Customers
1000Mbps
+ bbTV + Home Telephone Service
$158
Hotline : 3498 3498

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Incredible Triple-Play offer (1Gbps broadband, telephony, and bbTV) for HK$158/month (US$20)

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家居電話
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Billboards at prominent locations


Sam, Ngai Ka Ming
Office Assistant
Maggie, Lui Lai Kan
Senior Quality Assurance Executive
Cindy, Yeung Sze Yu
Senior Quality Assurance Executive
Sam, Lee Tsz Kit
Quality Assurance Executive

22

“Spread ‘Speed’ of Love” Fund-raising for Oxfam Hong Kong


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Fundraising for Oxfam Hong Kong

Facebook fans page for “Spread ‘Speed’ of Love” Fund-raising for Oxfam Hong Kong

Delivering the very best experience to our customers is our top priority. HKBN has initiated a fund-raising activity, namely “Spread ‘Speed’ of Love” in July 2011, donating HK$5 to Oxfam Hong Kong for each YouTube Video Speed History shared with us on Facebook.


YouTube

HKBN subscribers enjoy an astonishing average speed of 30 Mbps which is 6x higher than the global average



June, Tsui Chi Man
Talent Management Assistant

{Crying Ten}

Can cry a river, heal any sicknesses if he cries on people.

The support from Talent Engagement Division has always been healing, fulfilling our convictions that “Happy Talents bring Happy Customers”.



Teddy, Wong Kim Wah
Senior Quality Assurance Executive



Karin, Lee Ka Lam
Quality Assurance Executive



Cherie, Wong Mei Yee
Senior Quality Assurance Executive



Li Man Kit
Assistant Cook



Zoe, Kwok Lai Shun
Talent Management Assistant

23

Customer Engagement Supplement

"Service with Heart" Customer Engagement Campaign

Leveraging our pioneering "hardware" advantage of symmetric 100Mbps and 1Gbps broadband services, we launched the "Service with Heart" Customer Engagement Campaign in February 2011. Our superior customer engagement has been well appreciated by our customers. Voluminous compliments have been received every year.

Compliments from customers



Yesterday, I reflected the problem of low speed and unstability. I show the appreciation for prompt response and flexibility. I show appreciation for the technical support from Mr. Wong today. I choose HKBN because I am impressed by your innovative and creative business ideas. I hope that HKBN upholds the high quality service and aggressive attitude, which becomes the success to the No.1 of ISP.

"I show the appreciation for prompt response and flexibility ... I choose HKBN because I am impressed by your innovative and creative business ideas. I hope that HKBN upholds the high quality service and aggressive attitude, which becomes the success to the No.1 of ISP."



CUS MESSAGE:

Dear Customer Manager,

I would like to praise one of your customer service staff, her name is Kinki Leung who handled my request for accessing bb Watch dated 2 May around 8:30pm, she provided helpful attitude with clear steps to let me understanding easier to access bb Watch without difficulty. She performed professional with music voice all the times during telephone conversation with me. I would like to thanks for her assistance, meanwhile, congratulation your company to have this good staff to service in your company and wish her to have every success all the times.

"She provided helpful attitude with clear steps to let me understanding easier to access bbWATCH without difficulty. She performed professional with music voice all the times during telephone conversation with me."



Service Date 19/1/2011

Service Technician

客戶意見及評語 Customer Comments

師傅非常專業，態度良好，效率亦很高，穿線1次已經成功，比預期快很多，總結工作效率好，服務很好本人很滿意.

"The technician has showed a professional attitude and efficient work performance. The installation of broadband service was much faster than I expected."



Kellog, Wong Kar Lok
Senior Customer Care Executive



CK, Leung Ngai Shing
Assistant Customer Relations Supervisor



Creamy, Chow Yuk Fung
Sales Fulfillment Coordinator



Becky, Yeung Wai Yu
Sales Fulfillment Executive



Bobo, Chan Ching Han
Sales Fulfillment Executive

24

Pledge ceremonies in Hong Kong & Guangzhou for all Talents

Broadband World Forum

HKBN has never been confined to local market. We proactively join hands with international peers for experience exchange and technology advancement. As one of the pioneers in the industry, Mr. William Yeung, Chief Executive Officer, and Mr. Lo Sui Lun, Chief Technology Officer, gave presentations at Broadband World Forum, the world's largest Broadband event attracting more than 10,000 decision-makers from across the globe, held at Paris in September 2011.



Mr. William Yeung, Chief Executive Officer, giving keynote speech on "FTTH Deployment in Hong Kong: Successful Story of a Forerunner"

(http://media.telecoms.com/video_page/index php?type=1&file=BBWF/William-Yeung.mp4)



Mr. Lo Sui Lun, Chief Technology Officer, sharing on "An Asian Perspective: Deploying FTTH"

(http://media.telecoms.com/video_page/index php?type=1&file=BBWF/Sui-Lun-Lo.mp4)

Investor Engagement Supplement

As majority shareholders in our Group, we manage the Group as shareholders, to create long term value rather than chase quarterly stock performance. Our approach to Investor Engagement is that we want investors to get to know us as business rather than as a stock. Our majority ownership aligns our agency objectives, i.e. we are creating shareholder value for ourselves and are also putting our own shareholder capital at risk.


Roy, Li Yung Ming
Assistant Unit Manager
Stella, Yeung Kwai Ling
Service Support Executive
Karl, Sung Ka Man
Sales Fulfilment Executive
{Distant Hearing}
Capable of hearing miles away.
Talents from Customer Engagement Division present their full dedication in hearing from, as well as exceeding expectations of customers.

25

Talent Engagement Supplement Inspiration rather than Motivation At City Telecom, we look to inspire our Talents rather than motivate them. Most companies work hard to motivate their staff to 20-30% higher productivity by upgrading their skillset. At CTI we aim for much higher and look to inspire our Talents to 2-3 times productivity gains by upgrading their mindset. We partner with our Talents to widen our scope of life appreciation which helps us to set and achieve dreams that we otherwise would not dare to attempt on our own. With regards to our Talent Development, we take a Talent-OUT rather than traditional Company-IN approach. Once our Talents have set their dreams, we will work hard to partner with them to provide them with the financial and non-financial resources support to achieve their dreams. Dreams come in many different shapes and sizes and may include aspects such as Inspiration Motivation 2-3x productivity gain 20-30% efficiency gain Mindset-upgrade Skillset-upgrade Talent-OUT Company-IN Health Our company participation rate in the February 2011 Standard Chartered Marathon reached a record high with 324 runners, representing more than 20% of our 1,459 Hong Kong based Talent pool. For the past 4 years, we have employed a professional long distance running coach to help us prepare for this annual event. Over the years, we have observed previously non-active Talents improve their health by training for this big event. We make this event fun, and would have special Pasta-rich Marathon menus in our in-house canteen, in the week before the big event. Standard Chartered Marathon 26

Education

We have numerous education partnerships that support our Talents' education dreams, be it achieving a basic degree or gaining a world class eMBA/MBA program. We find it much easier to achieve great things when working as a team and when there is full encouragement from the company. Today, across the company, 48 Talents have completed their third stage of our four-year "Next Station University" program to gain a fully accredited university degree from the University of Wales. Within our top 37 senior managers, 73% have or are in the process of gaining a Master's degree. This year alone we have three Talents graduating from The Chinese University of Hong Kong EMBA program.



Language

We fully sponsor the use of Global English (http://www.globalenglish.com/), a leader in English Language development for our Talents, despite the fact that the majority of whom do not have a direct operational need for English language. We believe that English enhances our communication and ability to grow as people. We have around 448 Talents registered for this self-learning course, and after only 6 months of usage, three of our Talents have achieved IELTS (http://www.ielts.org/) scores of 6.0-6.5 out of 9.0 which is considered to be fluent by most standards.

At times, we will make investments in our Talents when we cannot see the direct benefit as we believe that great Talents will positively surprise us over time. We often present at Talent Management conferences around the world and find that the most common question posted to us is "What is the Return on Investment (ROI) for program X?". Our response is that if there is a clear ROI, then every company will be making an investment in program X. We make the investment, because we believe it is the right investment to grow our Talents and we can afford this investment relative to our business life cycle. This is why you need people as managers to build great companies; otherwise you can run companies by preset formulas.


CONFERENCE 2011

CUHK EMBA Annual Conference 2011



Mr. John Chong, Managing Director of Corporate Division attended a RTHK radio program to share his view on company management.



3 Talents have achieved breakthrough results in IELTS after 6 months usage of Global English.

City Telecom (H.K.) Limited Annual Report 2011 27

Talent Engagement Supplement Get Everybody Moving! ... Townhall Talent Meeting Twice every year, the Group hosts townhall meetings for all our 3,000 plus Talents in Hong Kong and Guangzhou to gather and align the Group’s objectives and actions . This year, the Group added some sparks to the meeting by featuring Ms. G.E.M. Tang, one of the most famous Hong Kong Canto-pop stars, in an exclusive private concert for our Talents . This year’s meetings were held during peak office hours on Thursday and Friday 22-23 September 2011 respectively .

74 Talents featured in this report Gabriel Derek Vincent Maggie Herman Caca Sam Cindy Tommy Lau Kei Yuen Joice Maggie Becky Johnny Jethro Joe June Cat Ray Edison Jonny CK Creamy Zoe Ken Sisi Teddy Mingo Chris Mimi Jimmy Kyle G.K. Ricky Samuel Yu Choi Biu Miko Leo Stella Sarah Karina Kidd Leo Leo Sherry Edmond Zoe David Ting Ting Li Man Kit Fiona Calvin Elsie Sam Steven Cherry Bobo Ada Ulysses Fiona Stephanie Karin Ivan Nancy Make-up by: Evelyn, Cheng Hau Ling Stylist, Pay-TV Roy Adrian Cherie Karl Sunne Thomas Lau Tsz Sum City Telecom (H.K.) Limited Annual Report 2011 29

Free TV and Multimedia Production Business Caca, Lam Ka Yiu Graduate Trainee — Pay TV Elsie, Leung Nga Sze Corporate Communications Of3 cer Leo, Wong Wai Hung Assistant Corporate Communications Of3 cer {Big Mouth Nine} Has a huge mouth that can blow wind and shout loudly. Talents from News Department of Pay TV and Corporate Communications Department join hands to spread our words to the public. Gabriel, Tam Yu Chung Assistant News Editor — Pay TV

Aiming to expand its foothold in Free TV and Multimedia Production Business, City Telecom establishes a World-class TV, Multimedia Production & Distribution Centre ("Multimedia Centre") on the land granted by Hong Kong Science and Technology Parks Corporation at Tseung Kwan O Industrial Estate. The Multimedia Centre will produce drama series and a variety of TV contents, in order to support the development of the Group's Free TV and Multimedia Production Business and the demand and development of the Group's business partners.

The Multimedia Centre will have a total estimated gross floor area of approximately 300,000 square feet which will take City Telecom an investment of HK$600 million. The Multimedia Centre is expected to operate in full gear in 2014. There will be a number of studios of which, the largest one will be sized at 15,000 square feet, exhibition centre for educational purpose, post-production suite with leading facilities and equipment to support Super High-definition and 3D production, as well as administration offices.


Residential Building (Lohas Park, 50 Blocks 47-59 storeys)
Lohas Park MTR Station
SITE
Wan Po Road
Industrial Estate
Junk Bay (Tseung Kwan O)
Vehicular Circulation
Pedestrian Circulation

The Multimedia Centre located at Tseung Kwan O Industrial Estate.


Kowloon
Kwun Tong
Tsim Sha Tsui
Tseung Kwan O
Central
Wan Chai
North Point
Hong Kong Island

Tseung Kwan O located at the east of Hong Kong, which is 40-minutes drive away from Central.



The Multimedia Centre is expected to operate in full gear in 2014.

Fiona, Ko Wing Sze
Senior Corporate Communications Officer



City Telecom (H.K.) Limited Annual Report 2011 31

Pro3 le of Directors and Senior Management Executive Directors Mr. WONG Wai Kay, Ricky Chairman aged 49, is the co-founder and Chairman of the Group. He is responsible for our overall strategic planning and management. Mr. Wong has over 26 years’ experience in the telecommunications and computer industries. He had worked at a major US-listed computer company as a marketing representative and was responsible for marketing and distribution of computer products in Hong Kong from 1985 to 1989. He was also a co-founder and director of a company principally engaged in import and distribution of computer systems in Canada prior to co-founding of the Group. Mr. Wong holds a Bachelor’s Degree in Science and a Master of Business Administration Degree (Executive MBA Programme) from The Chinese University of Hong Kong. He is a first cousin of Mr. Cheung Chi Kin, Paul, the Vice Chairman of the Group. Currently, Mr. Wong is a member of Zhejiang Committee, Chinese People’s Political Consultative Conference, a member of the Board of Trustees, United College, The Chinese University of Hong Kong and a member of the executive committee of the Digital Solidarity Fund of Hong Kong Council of Social Service. Mr. CHEUNG Chi Kin, Paul Vice Chairman aged 54, is the co-founder and Vice Chairman of the Group. Mr. Cheung is responsible for overall strategic planning and management of the Group. Prior to that, Mr. Cheung was appointed as the Chief Executive Officer and was responsible for our day-to-day operations and technological research, development and support activities. Mr. Cheung has more than 30 years’ experience in the telecommunications and computer industries. He had worked in several companies engaged in application software development and computer consultancy prior to co-founding of the Group. Mr. Cheung graduated with a Diploma of Advanced Programming and System Concepts Design from Herzing Institute, Canada. Mr. Cheung is a first cousin of Mr. Wong Wai Kay, Ricky, the Chairman of the Group. Mr. YEUNG Chu Kwong, William Chief Executive Officer aged 50, was appointed as the Executive Director and Chief Executive Officer of the Group in November 2008 with the responsibilities for developing corporate strategies and overseeing the operations of the Group. Before that, Mr. Yeung joined the Group as Chief Operating Officer in October 2005. He was in charge of the Customer Engagement Department overseeing customer relationship management and was also in charge of the Network Development Department. Mr. Yeung has more than 20 years’ experience in the telecommunications industry. Prior to joining the Group, Mr. Yeung was the Director of Customers Division in Smartone-Vodafone, and was an Inspector of Police in the Hong Kong Police Force. Mr. Yeung holds a Bachelor of Arts Degree from Hong Kong Baptist University, a Master of Business Administration Degree from University of Strathclyde, U.K. and a Master of Science Degree in Electronic Commerce and Internet Computing from The University of Hong Kong. Mr. Yeung is also a graduate of the Senior Executive Program of the Columbia University Graduate School of Business in New York. In 2010, Mr. Yeung was awarded the “Champion of Human Resources” by the HRM Awards. 32

Mr. LAI Ni Quiaque Chief Financial Officer, Company Secretary & Head of Talent Engagement aged 41, is Chief Financial Officer, Company Secretary and Head of Talent Engagement. Mr. Lai joined the Group in May 2004 and has over 20 years of experience in telecommunications industry, research and finance. Prior to joining the Group, Mr. Lai was a highly rated analyst as Director and Head of Asia Telecom Research for Credit Suisse and was involved in numerous global fund raisings for a wide range of Asian Telecom carriers such as China Mobile, China Telecom, China Unicom, SK Telecom, PCCW, Telekom Malaysia, etc. Before that, Mr. Lai held positions with Hongkong Telecom (now known as PCCW) and Kleinwort Benson Securities (Asia). Mr. Lai holds a Bachelor of Commerce degree from the University of Western Australia and an Executive Master of Business Administration Degree from Kellogg-HKUST. Mr. Lai is a Fellow member of HKICPA and CPA Australia and is a Member of the Hong Kong Institute of Directors. In 2009, Mr. Lai was awarded the “Champion of Human Resources” by the HRM Awards, and in 2011 he was selected by Global Telecom Business Magazine as one of the Top 50 CFOs in the industry to watch. Mr. Lai has also been appointed as a member of the Remuneration Committee of the Company. Non-executive Director Dr. CHENG Mo Chi, Moses aged 61, was appointed as an Independent Non-executive Director of the Group since 17 June 1997 and has been re-designated as a Non-executive Director of the Group with effect from 30 September 2004. Dr. Cheng has also been appointed as a member of the Remuneration Committee of the Company. Dr. Cheng is a practising solicitor and the senior partner of Messrs. P.C. Woo & Co. and was a member of the Legislative Council of Hong Kong. He is the Founder Chairman of the Hong Kong Institute of Directors of which he is now the Honorary President and Chairman Emeritus. Dr. Cheng currently holds directorships in K. Wah International Holdings Limited, China Mobile Limited, China Resources Enterprise, Limited, Towngas China Company Limited, Hong Kong Exchanges and Clearing Limited, Kader Holdings Company Limited, Liu Chong Hing Investment Limited, Guangdong Investment Limited and Tian An China Investments Company Limited, all being public listed companies in Hong Kong. Dr. Cheng is also an independent non-executive director of ARA Asset Management Limited, a company whose shares are listed on Singapore Exchange Limited. His other directorships in public listed companies in the last 3 years include China COSCO Holdings Company Limited and Galaxy Entertainment Group Limited, all being public listed companies in Hong Kong, ARA Asset Management (Fortune) Limited (formerly known as ARA Asset Management (Singapore) Limited), as the manager of Fortune Real Estate Investment Trust, a real estate investment trust listed on Singapore Exchange Limited. City Telecom (H.K.) Limited Annual Report 2011 33

Pro3 le of Directors and Senior Management Independent Non-executive Directors Mr. LEE Hon Ying, John aged 65, is the managing director of Cyber Networks Consultants Company in Hong Kong. He was the Regional Director, Asia Pacific of Northrop Grumman-Canada, Ltd. He was previously the director of network services of Digital Equipment (HK) Limited and prior to that, worked for Cable and Wireless (HK) Limited and Hong Kong Telecom. He is a chartered engineer and a member of Institution of Engineering and Technology, the United Kingdom, the Hong Kong Institution of Engineers and the Hong Kong Computer Society. He received a Master’s Degree in Information System from The Hong Kong Polytechnic University in 1992. In addition, he is the Vice President and Board Member of the Society of St. Vincent de Paul, Council General, which is an international charity body with its head office in Paris, France. He is the Commission member of Catholic Diocese of Hong Kong Diocesan for Hospital Pastoral Care. Mr. Lee has been a Director of the Group since June 1997. Mr. Lee has also been appointed as the chairman of the Audit Committee and Remuneration Committee of the Company. Dr. CHAN Kin Man aged 52, is Director of Centre for Civil Society Studies, Associate Director of Center for Entrepreneurship and Associate Professor of the Department of Sociology of The Chinese University of Hong Kong. He received a Bachelor of Social Science Degree from The Chinese University of Hong Kong in 1983 and a Doctor of Philosophy Degree from Yale University in the U.S. in 1995. Dr. Chan has been a Director of the Group since June 1997. Dr. Chan has also been appointed as a member of the Audit Committee and Remuneration Committee of the Company. Mr. PEH Jefferson Tun Lu aged 52, is a Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants and a Certified Practicing Accountant of CPA Australia. Mr. Peh holds a Master Degree in Business from the University of Technology, Sydney. He has over 29 years of experience in finance, accounting and management from listed and private companies in Hong Kong and Australia. Mr. Peh has been a Director of the Group since September 2004. Mr. Peh has also been appointed as a member of the Audit Committee and Remuneration Committee of the Company. 34

Senior Management Mr. CHONG Kin Chun, John Managing Director of Corporate Division aged 49, is the Managing Director of the Corporate Division of the Group. He is responsible for sales, servicing and network expansion development of the Group’s international telecommunications services and fixed telecommunications network services for business, corporate and carrier customers. Mr. Chong joined the Group in February 1996 and holds a Bachelor’s Degree in Arts from The University of Hong Kong and a Master of Business Administration Degree (Executive MBA Programme) from The Chinese University of Hong Kong. Mr. Chong worked as a general manager overseeing product management and the sales force of a listed telecommunications products company in Hong Kong from 1987 to 1996. Mr. LO Sui Lun Chief Technology Officer aged 47, was appointed as the Chief Technology Officer of the Group in April 2011. He is responsible for the Group’s network, information system development and operations including broadband networking, wireless applications, VoIP networks, Pay TV operation and product development. He is also responsible for regulatory and carrier relations matters of the Group. Currently, he is in-charge of the Multimedia Production and Distribution Centre Project. Mr. Lo joined the Group in September 1998. Prior to that, Mr. Lo worked for PCCW (formerly known as “Hong Kong Telecom”) for 9 years, gaining experience in network planning and undersea cable investment. Mr. Lo holds a Bachelor’s Degree in Sciences in Electronics from The Chinese University of Hong Kong and a Master’s Degree in Business Administration from University of Strathclyde, U.K. Ms. TO Wai Bing Managing Director of Business Development aged 49, is the Managing Director of Business Development of the Group. Ms. To is also in charge of International Business Department, Carrier Business Department and Pay TV Department. She is responsible for the control of cost of services, sales of carrier business, development of Pay TV business, explore and secure business partnerships to strengthen the Group’s business operations and development. Before joining the Group, Ms. To had worked in the Hong Kong Telecom Group for 16 years after graduating from The Hong Kong Polytechnic University with a Diploma in Electronic Engineering and subsequently a Higher Certificate in Electronic Engineering. Ms. To rejoined the Group in May 2007 after her previous service with the Group from September 1998 to July 2006. City Telecom (H.K.) Limited Annual Report 2011 35

Financial Information

FY2011 was an exciting year for City Telecom – full-of challenges and rewards.


Ting Ting, Chu Lai Ting
Accounting Assistant
Maggie, Mak Kit Yi
Internal Auditor
Herman, Sin Ho Nam
IT Auditor

{Strong Three}

Has herculean strength.

His tremendous power supports the other brothers immensely, and represents the paramountcy of financing and internal auditing in sustainability of our business.

Corporate Governance Report 37
Report of the Directors 43
Independent Auditor's Report 51
Consolidated Income Statement 52
Consolidated Statement of Comprehensive Income 53
Balance Sheet 54
Consolidated Statement of Changes in Equity 56
Consolidated Cash Flow Statement 57
Notes to the Financial Statements 58
Five-Year Financial Summary 107
Corporate Information 108


Adrian, Luk Wai Man
Accounting Assistant

36

Corporate Governance Report Corporate Governance Practices The Board recognises the importance of corporate governance and is committed to the maintenance of good corporate governance practices. The Company has complied with all code provisions of the Code on Corporate Governance Practices (the “Code”) contained in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) throughout the year ended 31 August 2011. Directors’ Securities Transactions The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) contained in Appendix 10 to the Listing Rules as the code of conduct for securities transactions by Directors of the Company (the “Company Code”). Having made specific enquiry with the Directors, all of the Directors confirmed that they had complied with the required standard set out in the Model Code and the Company Code throughout the year ended 31 August 2011. The Board (i) Responsibilities The Board steers and oversees the management of the Company including, establishing the strategic direction of the Company, setting the long-term objectives of the Company, monitoring the performance of management, protecting and maximising the interests of the Company and its shareholders, reviewing, considering and approving the annual budget, management results and performance update against annual budget, together with business reports from the management. The Board has delegated an executive committee comprising all Executive Directors, with authority and responsibility for day-to-day operations and administration of the Company. All Directors have full and timely access to all relevant information as well as advice and services of the Company Secretary, with a view to ensuring that Board procedures and all applicable rules and regulations, are followed. Upon making request to the Board, all Directors may obtain independent professional advice at the Company’s expense for carrying out their functions. (ii) Board Composition The Board currently comprises a total of 8 Directors, with 4 Executive Directors, 1 Non-executive Director and 3 Independent Non-executive Directors. The Board believes that the balance between Executive and Non-executive Directors is reasonable and adequate to provide sufficient checks and balances that safeguard the interests of shareholders and the Company. The composition of the Board is set out as follows: Executive Directors Mr. Wong Wai Kay, Ricky (Chairman) Mr. Cheung Chi Kin, Paul (Vice Chairman) Mr. Yeung Chu Kwong, William (Chief Executive Officer) Mr. Lai Ni Quiaque (Chief Financial Officer and Head of Talent Engagement) Non-executive Director Dr. Cheng Mo Chi, Moses Independent Non-executive Directors Mr. Lee Hon Ying, John Dr. Chan Kin Man Mr. Peh Jefferson Tun Lu Mr. Wong Wai Kay, Ricky is a first cousin of Mr. Cheung Chi Kin, Paul. Save as disclosed above, there are no financial, business, family, other material and relevant relationships among members of the Board as at the date of this annual report. The biographical information of the Directors is set out in the section of “Profile of Directors and Senior Management” on pages 32 to 35 of this annual report. City Telecom (H.K.) Limited Annual Report 2011 37

Corporate Governance Report (iii) Appointment, Re-election and Removal of Directors Nominations for members to the Board result from consultations among the Chairman, Chief Executive Officer and other Directors as the Board considers appropriate. Under the Company’s Articles of Association (the “Articles”), the Board may from time to time appoint a director either to fill a casual vacancy or as an addition to the existing Board. Any such new director shall hold office only until the next following general meeting of the Company (in the case of filling a casual vacancy) or until the following annual general meeting of the Company (in the case of an addition to the existing Board), and shall then be eligible for re-election. Every director, including non-executive and independent non-executive directors, is subject to retirement by rotation at least once every three years. One-third of the directors must retire from office at each annual general meeting and their reelection is subject to the approval of shareholders of the Company. In compliance with the provisions of the Articles, Mr. Wong Wai Kay, Ricky, Mr. Cheung Chi Kin, Paul and Mr. Yeung Chu Kwong, William shall retire by rotation at the coming 2011 Annual General Meeting and, being eligible, will offer themselves for re-election. (iv) Chairman and Chief Executive Officer The Chairman of the Board is an Executive Director who is responsible for the leadership and effective running of the Board. The Chief Executive Officer is an Executive Director who is responsible for the Company’s operations and business development under the direction of the Board. The positions of the Chairman of the Board and the Chief Executive Officer are currently held by separate individuals for the purpose of ensuring an effective segregation of duties and a balance of power and authority. (v) Non-executive Director and Independent Non-executive Directors The term of office of all Non-executive Directors (including the Independent Non-executive Directors) has been fixed for a specific term of one year. They are subject to retirement by rotation and re-election at the Company’s annual general meeting at least once every three years in accordance with the Articles. During the year ended 31 August 2011, the Board at all times met the requirements under Rule 3.10 of the Listing Rules relating to the appointment of at least three Independent Non-executive Directors with at least one of them possessing appropriate professional qualifications or accounting or related financial management expertise. The Board has received written confirmation of independence from each of the Independent Non-executive Directors and considers them to be independent and free of any relationship that could materially interfere with the exercise of their independent judgment. (vi) Number of Meetings and Directors’ Attendance The Board meets from time to time, and on no less than four times a year, to discuss and exchange ideas on the Company’s affairs. During the year ended 31 August 2011, the Board held 9 meetings to deliberate the interim and final results announcements, financial reports, to recommend or declare dividends and to discuss significant issues and general operation of the Company. Individual attendance records of each Director at the respective Board and committee meetings are set out in the table on page 40 of this annual report. (vii) Practices and Conduct of Meetings Notices of regular Board meetings together with all relevant information and reports prepared by management are given to all Directors at least 14 days before the meetings. For other Board and committees meetings, reasonable notice is generally given. The Company Secretary is responsible to keep minutes of all Board and committees meetings. Draft minutes are circulated to all Directors or committee members for comm ent in a timely manner and final version for their records. The minutes/resolutions of the Board and the committees are open for inspection by Directors. 38

Corporate Governance Report (viii) Training and Support for Directors In case there is any newly appointed Director, he/she will be provided with an induction course so as to ensure that he/ she has appropriate understanding of the business and operations of the Company and that he/she is fully aware of his/ her responsibilities and obligations under the Listing Rules and the other applicable regulatory requirements. There are also arrangements in place for providing continuing briefing and professional development to Directors as when necessary. To assist their continuous professional development, the Company Secretary recommends Directors to attend relevant seminars and courses. The costs for such training are borne by the Company. Committees of the Board The Board has set up 2 committees, namely, Audit Committee and Remuneration Committee (collectively the “Board Committees”), for overseeing the respective aspects of the Company’s affairs. Members of the Board Committees have been advised that they may seek independent professional advice at the Company’s expenses in appropriate circumstances. (i) Audit Committee The Board established its Audit Committee in March 1999 with specific terms of reference setting out the committee’s authority and duties. The Audit Committee comprises 3 members, namely, Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu, who are all Independent Non-executive Directors and one of whom possesses the appropriate professional qualifications or accounting or related financial management expertise as required under Rule 3.10(2) of the Listing Rules. Mr. Lee Hon Ying, John is the Chairman of the Audit Committee. The Audit Committee is provided with sufficient resources to discharge its duties. The major roles and functions of the Audit Committee are set out in the Audit Committee Charter which is made available on the website of the Company at www.ctigroup.com.hk. The Audit Committee is responsible for, inter alia, overseeing the accounting and financial reporting processes of the Group including the audits of the Group’s financial statements on behalf of the Board; the appointment of the external auditor and its fees; and reviewing and discussing the internal audit plans and reports of the audit activities, examinations and results thereof of the Internal Audit Department of the Company. The Audit Committee held 4 meetings during the year ended 31 August 2011. Executive Directors, representatives from the Internal Audit Department of the Company and the external auditors of the Company were invited to join the discussions at the relevant meetings. Following is a summary of works performed by the Audit Committee during the year ended 31 August 2011: (i) Review of the Company’s financial statements for the year ended 31 August 2010 and for the six months ended 28 February 2011; (ii) Review of the internal audit progress, especially on the compliance of the Sarbanes-Oxley Act; (iii) Review of the external auditor’s report on the review of the Company’s interim financial report for the six months ended 28 February 2011 and the Company’s audited consolidated financial statements for the year ended 31 August 2010; and (iv) Pre-approval of the audit and non-audit services provided by the Company’s external auditors. City Telecom (H.K.) Limited Annual Report 2011 39

Corporate Governance Report

(ii) Remuneration Committee

The Board established its Remuneration Committee in August 2001 with specific terms of reference setting out the committee's authority and duties.

The Remuneration Committee comprises 6 members, namely, Mr. Lee Hon Ying, John, Dr. Chan Kin Man, Mr. Peh Jefferson Tun Lu, Dr. Cheng Mo Chi, Moses, Mr. Lai Ni Quiaque and Ms. Choy Mei Yuk, Mimi. Mr. Lee Hon Ying, John is the Chairman of the Remuneration Committee. The Remuneration Committee is provided with sufficient resources to discharge its duties. The Remuneration Committee's objectives are as follows:

(i) Establish a formal, fair and transparent procedures for developing policy and structure of all remuneration of directors and senior management;

(ii) Review and consider the Company's policy for remuneration of directors and senior management;

(iii) Determine the remuneration packages of executive directors and senior management; and

(iv) Recommend the remuneration packages of Non-executive Directors (including Independent Non-executive Directors).

The role and authorities of the Remuneration Committee, including those set out in code provision B.1.3 of the Code, were set out in its terms of reference which are available at the Company's website at www.ctigroup.com.hk.

The Remuneration Committee held 1 meeting during the year ended 31 August 2011. Following is a summary of works performed by the Remuneration Committee during the year ended 31 August 2011:

(i) Review and approval of the discretionary performance bonus for the management committee members;

(ii) Review and approval of the remuneration packages of management committee members; and

(iii) Review and approval of the remuneration packages of the Directors.

Attendance Records at the Board and Committees Meetings

The attendance records of the individual Directors at the Board, Audit Committee and Remuneration Committee meetings for the year ended 31 August 2011 are set out as follows:

	Number of Meetings Attended/Held		
	Board	Audit Committee	Remuneration Committee
Executive Directors			
Mr. Wong Wai Kay, Ricky (Chairman)	9/9	N/A	N/A
Mr. Cheung Chi Kin, Paul (Vice Chairman)	9/9	N/A	N/A
Mr. Yeung Chu Kwong, William (Chief Executive Officer)	9/9	N/A	N/A
Mr. Lai Ni Quiaque# (Chief Financial Officer and Head of Talent Engagement)	9/9	N/A	1/1
Non-Executive Director			
Dr. Cheng Mo Chi, Moses#	8/9	N/A	1/1
Independent Non-Executive Directors			
Mr. Lee Hon Ying, John*#	9/9	4/4	1/1
Dr. Chan Kin Man*#	9/9	4/4	1/1
Mr. Peh Jefferson Tun Lu*#	9/9	4/4	1/1
Director, Talent Management			
Ms. Choy Mei Yuk, Mimi#	N/A	N/A	1/1

* Audit Committee Member
\# Remuneration Committee Member

40

Corporate Governance Report Directors’ Responsibility for the Financial Statements The Directors acknowledged their responsibility, with the support from the Finance Department of the Company, for preparing the financial statements of the Group for the year ended 31 August 2011. The Board must ensure that the financial statements of the Group are prepared as to give a true and fair view and on a going concern basis in accordance with the statutory requirements and applicable financial reporting standards. The statement of the auditor of the Company about their reporting responsibilities and opinion on the financial statements of the Group for the year ended 31 August 2011 is set out in the “Independent Auditor’s Report” on page 51 of this annual report. Directors’ and Officers’ Liability Insurance and Indemnity The Company has arranged appropriate Directors’ and Officers’ Liability Insurance for its Directors and officers of the Company covering the costs, charges, losses, expenses and liabilities arising from the performance of their duties. The insurance policy covers the Directors’ and Officers’ Liability Contract; Company Reimbursement Contract and Legal Representation Expenses Contract. Throughout the year ended 31 August 2011, no claim has been made against the Directors and officers of the Company. Auditors’ Remuneration KPMG has been re-appointed as the external auditors of the Company by the shareholders of the Company at the 2010 Annual General Meeting. For the year ended 31 August 2011, the auditors of the Company received approximately HK$2,530,000 for audit services (2010: HK$2,530,000) and no fee was payable for non-audit services (2010: HK$300,000). Internal Control Framework Internal Control The Board recognises its responsibility to maintain a sound and effective internal control system. The internal control system has been designed to safeguard the Group’s assets, maintain proper accounting records and ensure that transactions are executed in accordance with established policies and standards as well as appropriate authorisation. Internal Audit The Internal Audit Department of the Company plays an impartial role which is independent to the Group’s management in assessing and monitoring of the internal controls. The Internal Audit Department directly reports to the Chairman of the Group and the Audit Committee on findings on material controls, including financial, operational and compliance controls and risk management functions. The annual audit plan is prepared based on a risk assessment with reference to the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework. Internal Audit Reports are presented to the Group’s management for attention and appropriate actions. Follow up reviews are conducted by the Internal Audit Department to ensure remediation actions have been timely completed. Compliance with Sarbanes-Oxley Act of 2002 The Company listed on the Nasdaq Stock Market in the U.S. is required to comply with the provisions of the U.S. Sarbanes-Oxley Act of 2002 (the “SOX Act”), which is a legislation seeking to enhance the transparency and accountability of the companies in the areas of corporate governance and financial reporting. Under Section 404(a) of the SOX Act, the Group’s management is responsible for the effectiveness of the Group’s internal control procedures over financial reporting. The Board believes that, as at 31 August 2011, the internal control over financial reporting is effective. City Telecom (H.K.) Limited Annual Report 2011 41

Corporate Governance Report Company Policies The Group has adopted a number of company policies, including Company Policies and Procedures, Code of Business Conduct and Ethics and individual departmental charters to ensure good corporate governance practices and high standard of business conducts and ethics of the Group. The Group will regularly review the effectiveness of these policies. Communication with Shareholders The Board and the Company maintain an on-going dialogue with the Company’s shareholders and investors through various communication channels including annual general meetings, press conferences and the publication of announcements, circulars, interim and annual reports. All such publications together with additional information of the Group are timely updated on the Company’s website at www.ctigroup.com.hk. Investor Engagement 2011 Investor Engagement Supplement As majority shareholders in our company, we manage the company as shareholders, to create long term value rather than chase quarterly stock performance. Our approach to Investor Engagement is that we want investors to get to know us as business rather than as a stock. Our majority ownership aligns our agency objectives, i.e. we are creating shareholder value for ourselves and are also putting our own shareholder capital at risk. 42

Report of the Directors The Directors have pleasure in submitting their annual report together with the audited financial statements for the year ended 31 August 2011. Principal Activities and Analysis of Operations The principal activities of City Telecom (H.K.) Limited (the “Company”) and its subsidiaries (collectively referred to as the “Group”) are the provision of international telecommunications services and fixed telecommunications network services to customers in Hong Kong and Canada. An analysis of the Group’s performance for the year by business segments is set out in note 2 to the financial statements. Financial Statements The profit of the Group for the year ended 31 August 2011 and the state of the Company’s and the Group’s affairs as at that date are set out in the financial statements on pages 52 to 106. Reserves Movements in the reserves of the Group during the year are set out in the consolidated statement of changes in equity. Movements in the reserves of the Company during the year are set out in note 20 to the financial statements. An interim dividend of HK15 cents per ordinary share in cash (2010: HK6.5 cents per ordinary share in cash) and a final dividend in respect of the previous financial year of HK13.5 cents per ordinary share in cash were paid on 31 May 2011 and 5 January 2011 respectively. At a board meeting held on 8 November 2011, the Directors have recommended to pay a final dividend of HK15 cents per ordinary share in cash. Subject to the approval of the shareholders at the forthcoming Annual General Meeting, the final dividend will be distributed on or about 10 January 2012 to shareholders whose names appear on the register of members of the Company as at the close of business on 23 December 2011. The Register of Members of ordinary shares of the Company will be closed from 22 December 2011 to 23 December 2011 both days inclusive, during which period, no transfers of ordinary shares will be registered. In order to qualify for the proposed final dividend, all properly completed transfer forms accompanied by the relevant share certificates must be lodged with the Company’s share registrar not later than 4:30 p.m. on 21 December 2011. Donations Charitable and other donations made by the Group during the year amounted to HK$393,000 (2010: HK$100,000). Fixed Assets Details of the movements in fixed assets of the Group are set out in note 13 to the financial statements. Share Capital and Share Options Details of the movements in share capital and share options of the Company are set out in note 20 to the financial statements. City Telecom (H.K.) Limited Annual Report 2011 43

Report of the Directors Distributable Reserves Distributable reserves of the Company as at 31 August 2011, calculated in accordance with section 79B of the Hong Kong Companies Ordinance, amounted to approximately HK$146,103,000 (2010: HK$153,176,000). Five-Year Financial Summary A summary of the results of the assets and liabilities of the Group for the last five financial years is set out on page 107 of this annual report. Purchase, Sale or Redemption of Listed Securities Neither the Company nor any of its subsidiaries has purchased, sold nor redeemed any of the Company’s listed securities during the year ended 31 August 2011. Group’s Borrowings The Group’s borrowings as at 31 August 2011 are repayable in the following periods: 2011 2010 HK$’000 HK$’000 On demand or not exceeding one year 950 10,702 More than one year but not exceeding two years 105 105 More than two years 183 123,855 1,238 134,662 Directors The Directors during the year and up to the date of this annual report were: Executive Directors Mr. Wong Wai Kay, Ricky (Chairman) Mr. Cheung Chi Kin, Paul (Vice Chairman) Mr. Yeung Chu Kwong, William (Chief Executive Officer) Mr. Lai Ni Quiaque # (Chief Financial Officer and Head of Talent Engagement) Non-executive Director Dr. Cheng Mo Chi, Moses # Independent Non-executive Directors Mr. Lee Hon Ying, John *# Dr. Chan Kin Man *# Mr. Peh Jefferson Tun Lu *# * Audit Committee members # Remuneration Committee members 44

Report of the Directors In accordance with Articles 96 and 99 of the Company’s Articles of Association, Mr. Wong Wai Kay, Ricky, Mr. Cheung Chi Kin, Paul and Mr. Yeung Chu Kwong, William shall retire by rotation and, being eligible, offer themselves for re-election at the forthcoming annual general meeting. The Company had received written confirmation from each of the Independent Non-executive Directors of their independence pursuant to Rule 3.13 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and considered all Independent Non-executive Directors are independent. Directors’ Service Contracts None of the Directors has a service contract with the Company or any of its subsidiaries which is not determinable by the employing company within one year without payment of compensation, other than statutory compensation. Directors’ Interests in Contracts of Significance No contract of significance in relation to the Group’s business to which the Company or any of its subsidiaries was a party and in which a Director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year. Biographical Details of Directors and Senior Management Brief biographical details of the Directors and senior management are set out on pages 32 to 35 of this annual report. Changes of Directors’ Information Pursuant to Rule 13.51B(1) of the Listing Rules, the changes of information on Directors are as follows: 1. Mr. Wong Wai Kay, Ricky, Chairman of the Group, had resigned as an independent non-executive director of Bossini International Holdings Limited (a company listed on the Main Board of the Stock Exchange) with effect from 30 November 2009. 2. Dr. Cheng Mo Chi, Moses, a non-executive director of the Company, had resigned as an independent non-executive director of ARA Asset Management (Fortune) Limited (formerly known as ARA Asset Management (Singapore) Limited) as the manager of Fortune Real Estate Investment Trust (a real estate investment trust listed on Singapore Exchange Limited) with effect from 1 September 2010; and retired as a non-executive director of Galaxy Entertainment Group Limited with effect from 22 June 2009 and an independent non-executive director of China COSCO Holdings Company Limited with effect from 17 May 2011 (both companies listed on the Main Board of the Stock Exchange). 3. Changes in Directors’ emoluments during the year are set out in note 10 to the Financial Statements. City Telecom (H.K.) Limited Annual Report 2011 45

Report of the Directors

Directors' Interests in Shares and Underlying Shares

Directors' interests or short positions in shares and in share options

At 31 August 2011, the interests or short positions of the Company's Directors, chief executive and their associates in the shares and underlying shares of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")), as recorded in the register maintained by the Company required to be kept under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code were as follows:

Long position in ordinary shares and underlying shares of the Company

Name of Director	Interest in shares: Personal interests	Interest in shares: Corporate interests	Interest in shares: Family interests	Total interests in shares	Interests in underlying shares pursuant to share options	Aggregate interests	Approximate percentage interests in the Company's issued share capital Note (1)
Mr. Wong Wai Kay, Ricky	7,145,289	339,814,284 Note (2)(i)	–	346,959,573	8,091,604	355,051,177	46.00%
Mr. Cheung Chi Kin, Paul	19,361,820	24,924,339 Note (2)(ii)	–	44,286,159	6,091,604	50,377,763	6.53%
Mr. Yeung Chu Kwong, William	2,306,000	–	–	2,306,000	11,542,956	13,848,956	1.79%
Mr. Lai Ni Quiaque	2,022,899	–	10,392,506 Note (3)	12,415,405	6,044,791	18,460,196	2.39%

Notes:

(1) This percentage is based on 771,911,853 ordinary shares of the Company issued as at 31 August 2011.

(2) The corporate interests of Mr. Wong Wai Kay, Ricky and Mr. Cheung Chi Kin, Paul arise through their respective interests in the following companies:

(i) 339,814,284 shares are held by Top Group International Limited ("Top Group") which is 42.12% owned by Mr. Wong Wai Kay, Ricky; the interests of Top Group in the Company is also disclosed under the section "Substantial Shareholders" of this annual report.

(ii) 24,924,339 shares are held by Worship Limited which is 50% owned by Mr. Cheung Chi Kin, Paul.

(3) 10,392,506 shares are jointly owned by Mr. Lai Ni Quiaque and his spouse.

Details of the Directors' interests in share options granted by the Company are set out on page 48 of this annual report.

Save as disclosed above, as at 31 August 2011, none of the Directors or chief executive (including their spouse and children under 18 years of age) of the Company had any interests or short positions in the shares, underlying shares and derivative to ordinary shares of the Company and its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

46

Report of the Directors Share Option Scheme The Company operates a share option scheme (the “2002 Share Option Scheme”) which was adopted by shareholders of the Company on 23 December 2002 which the directors may, at their discretion, invite eligible participants to take up options to subscribe for shares subject to the terms and conditions stipulated therein. A summary of the 2002 Share Option Scheme operated by the Company is as follows: (1) Purpose To grant share options to the eligible participants as incentives and rewards for their contribution to the Company or its subsidiaries. (2) Eligible participants Eligible participants include Talents, executives or officers (including executive, non-executive and independent non-executive directors) of the Company or any of its subsidiaries, suppliers and professional advisers of the Group. (3) The total number of shares available for issue The total number of shares which may be issued upon exercise of options to be granted under the scheme shall not exceed 10% of the shares in issue as at the date of adoption of the 2002 Share Option Scheme on 23 December 2002 (i.e. 50,302,066 shares). Such limit was refreshed by the shareholders in the general meetings held on 29 December 2004 and 24 December 2007 respectively so that the total number of shares which may be issued shall be 10% of the shares in issue as at the date of the said general meetings (i.e. 61,407,340 shares and 62,704,840 shares respectively). As at the date of this annual report, the number of shares available for issue in respect thereof is 44,619,336 shares, representing approximately 5.78% of the issued share capital of the Company as at the date of this annual report. The shares which may be issued upon exercise of all outstanding options to be granted and yet to be exercised under the 2002 Share Option Scheme and any other share option scheme(s) of the Company at any time shall not exceed 30% of the shares in issue from time to time. No options shall be granted under any scheme(s) of the Company or any of its subsidiaries if this will result in the 30% limit being exceeded. (4) The maximum entitlement of each participant under the 2002 Share Option Scheme The total number of shares shall be issued upon exercise of the options granted under the 2002 Share Option Scheme and any other share option scheme(s) of the Company (including exercised, cancelled and outstanding options) to each participant in any 12-month period up to and including the date of grant shall not exceed 1% of the shares in issue as at the date of grant. Any further grant of options in excess of this 1% limit shall be subject to the issue of a circular by the Company and the approval of the shareholders of the Company in general meeting with such grantee and his associates abstaining from voting and/or other requirements prescribed under the Listing Rules from time to time. (5) The period within which the shares must be taken up under an option The period during which an option may be exercised will be determined by the board of directors at its absolute discretion and no option may be exercised more than 10 years from the date of grant. (6) The minimum period for which an option must be held before it can be exercised The board of directors is empowered to impose, at its discretion, any minimum period that an option must be held at the time of the grant of any particular option. (7) The amount payable on application or acceptance of the option and the period within which payments or calls must or may be made or loans for such purposes must be paid Acceptance of the option must be made within 30 days after the date of offer and HK$1.00 must be paid as a consideration for the grant of option. City Telecom (H.K.) Limited Annual Report 2011 47

Report of the Directors

(8) The basis of determining the exercise price

The board of directors shall determine the exercise price of each option granted but in any event shall not be less than the highest of: (a) the official closing price of the shares of the Company on the date of the grant as stated in the Stock Exchange quotation sheet; (b) the average of the closing price of the shares of the Company for the 5 business days immediately preceding the date of the grant as stated in the Stock Exchange quotation sheet; and (c) the nominal value of the share of the Company on the date of grant.

(9) The remaining life of the 2002 Share Option Scheme

The 2002 Share Option Scheme is valid and effective from 23 December 2002, being the date of adoption, and shall end on the tenth anniversary of such date (both days inclusive).

(10) Details of the share options granted under the 2002 Share Option Scheme as at 31 August 2011 are as follows:

	Date of grant	Exercise price HK$	Balance as at 1 September 2010	Options granted during the year (Note 7)	Vesting period	Exercise period	Options exercised during the year (Note 1)	Options cancelled/ forfeited during the year (Note 8)	Balance as at 31 August 2011	Closing price immediately before the date on which the options were granted HK$
Directors										
Mr. Wong Wai Kay, Ricky	5 January 2005	1.5224	8,091,604	-	5 January 2005 to 31 December 2006	5 January 2005 to 20 October 2014	-	-	8,091,604	1.53
Mr. Cheung Chi Kin, Paul	5 January 2005	1.5224	8,091,604	-	5 January 2005 to 31 December 2006	5 January 2005 to 20 October 2014	(2,000,000)	-	6,091,604	1.53
Mr. Yeung Chu Kwong, William	22 May 2006	0.6523	165	-	22 May 2006 to 21 May 2009	22 May 2007 to 21 May 2016	-	-	165	0.64
	6 February 2008	1.7568	5,542,791	-	(Note 2)	(Note 2)	-	-	5,542,791	1.99
	5 February 2010	4.2400	6,000,000	-	(Note 3)	(Note 3)	-	-	6,000,000	4.34
Mr. Lai Ni Quiaque	22 May 2006	0.6523	2,022,899	-	22 May 2006 to 21 May 2009	22 May 2007 to 21 May 2016	(2,022,899)	-	-	0.64
	11 February 2008	1.8660	6,044,791	-	(Note 4)	(Note 4)	-	-	6,044,791	1.86
Talents under continuous employment contacts										
Talents	21 October 2004	1.5224	4,158,680	-	21 October 2004 to 31 December 2006	1 January 2005 to 20 October 2014	(350,709)	-	3,807,971	1.53
	22 May 2006	0.6523	3,160,379	-	22 May 2006 to 21 May 2009	22 May 2007 to 21 May 2016	(1,935,861)	-	1,224,518	0.64
	15 February 2008	1.7568	604,479	-	(Note 5)	(Note 5)	(302,240)	-	302,239	1.79
	2 May 2008	1.7866	932,465	-	(Note 6)	(Note 6)	(302,800)	(629,665)	-	1.72
Total			44,649,857	-			(6,914,509)	(629,665)	37,105,683	

48

Report of the Directors Notes: 1. During the year ended 31 August 2011, 6,914,509 share options were exercised and the weighted average closing price of shares of the Company immediately before the dates of exercise was HK$5.65 per ordinary share. 2. The exercise of the share options is subject to certain conditions that must be achieved by the grantee. A modification to the expiry date of the options granted to the grantee was approved by shareholders of the Company on 21 December 2010 and the options shall be exercised not later than 5 February 2018. 3. The exercise of the share options is subject to certain conditions that must be achieved by the grantee. The options shall be exercised not later than 4 February 2020. 4. The exercise of the share options is subject to the performance of the Company’s shares and certain conditions that must be achieved by the grantee. A modification to the expiry date of the options granted to the grantee was approved by shareholders of the Company on 21 December 2010 and the options shall be exercise not later than 10 February 2018. 5. The exercise of the share options is subject to certain conditions that must be achieved by the grantee. The share options s hall be exercised not later than 23 December 2012. 6. The exercise of the options is subject to certain conditions that must be achieved by the grantee. A modification to the expiry date of the options granted to the grantee was approved by shareholders of the Company on 21 December 2010 and the options shall be exercised not later than 1 May 2018. 7. During the year ended 31 August 2011, no share options were granted. 8. During the year ended 31 August 2011, a total of 629,665 share options were forfeited and no share options were cancelled. (11) In determining the value of the share options granted prior to 31 August 2011, the Black-Scholes option pricing model (the “Black-Scholes Model”) has been used except for the share options granted on 11 February 2008 which adopts the Monte Carlo Model. Both models are generally accepted methodologies used to calculate the value of options. The variables of the models include expected life of the options, risk-free interest rate, expected volatility and expected dividend yield of the shares of the Company. The Group recognises the fair value of share options as an expense in the income statement over the vesting period. The fair value of the share options is measured at the date of grant. Both the Black-Scholes Model and Monte Carlo Model, applied for the determination of the estimated value of the options granted under 2002 Share Option Scheme require input of highly subjective assumptions, including the expected stock volatility. As the Company’s share options have characteristics significantly different from those of traded options, changes in subjective inputs may materially affect the estimated fair value of the options granted. Directors’ Rights to Acquire Shares or Debentures Save as disclosed under the section “Share Option Scheme” in this annual report, at no time during the year was the Company or any of its subsidiaries a party to any arrangements to enable the directors and/or the chief executive of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate. Substantial Shareholders At 31 August 2011, the interests or short positions of the persons, other than the directors or chief executive of the Company, in the shares and underlying shares of the Company as recorded in the register maintained by the Company required to be kept under Section 336 of the SFO were as follows: Interests in shares Percentage Name in long positions interests (Note) Top Group International Limited 339,814,284 44.02% Jennison Associates LLC 62,123,760 8.05% Note: This percentage is based on 771,911,853 shares of the Com pany issued as at 31 August 2011. Save as disclosed above, as at 31 August 2011, the Company had not been notified of any persons (other than directors and chief executive of the Company) having any interest or short positions in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO. City Telecom (H.K.) Limited Annual Report 2011 49

Report of the Directors Management Contracts No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year. Major Customers and Suppliers The aggregate percentage of turnover for the year attributable to the Group’s five largest customers is less than 30% of total turnover for the year and therefore no disclosures with regard to major customers are made. The percentages of purchases for the year attributable to the Group’s major suppliers are as follows: 2011 2010% % Purchases — the largest supplier 17 18 — five largest suppliers combined 49 53 None of the Directors, their associates or any shareholder (which to the knowledge of the Directors own more than 5% of the Company’s issued share capital) had an interest in the major suppliers noted above. Sufficiency of Public Float On the basis of information that is publicly available to the Company and within the knowledge of the Directors of the Company, as at the date of this annual report, the Company has maintained a sufficient public float of more than 25 percent of the Company’s issued shares as required under the Listing Rules during the year ended 31 August 2011. Corporate Governance Corporate governance practices adopted by the Company are set out in the Corporate Governance Report on pages 37 to 42 of this annual report. Auditors The financial statements have been audited by KPMG who shall retire, and being eligible, offer themselves for re-appointment at the forthcoming annual general meeting of the Company. On behalf of the Board Wong Wai Kay, Ricky Chairman Hong Kong, 8 November 2011 50

Independent Auditor’s Report Independent auditor’s report to the shareholders of City Telecom (H.K.) Limited (Incorporated in Hong Kong with limited liability) We have audited the consolidated financial statements of City Telecom (H.K.) Limited (the “Company”) and its subsidiaries (together “the Group”) set out on pages 52 to 106, which comprise the consolidated and Company balance sheets as at 31 August 2011, the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended and a summary of significant accounting policies and other explanatory information. Directors’ Responsibility for the Consolidated Financial Statements The directors of the Company are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board, Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. Auditor’s Responsibility Our responsibility is to express an opinion on these consolidated financial statements based on our audit. This report is made solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation of the consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion. Opinion In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 August 2011 and of the Group’s profit and cash flows for the year then ended in accordance with International Financial Reporting Standards and Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance. KPMG Certified Public Accountants 8th Floor, Prince’s Building 10 Chater Road Central, Hong Kong 8 November 2011 City Telecom (H.K.) Limited Annual Report 2011 51

Consolidated Income Statement For the year ended 31 August 2011 (Expressed in Hong Kong dollars) Note 2011 2010 HK$’000 HK$’000 Turnover 2 1,681,458 1,574,687 Network costs and costs of sales 3 (212,315) (195,292) Other operating expenses 4(a) (1,097,164) (1,105,604) Other income, net 4(b) 7,249 7,989 Finance costs 4(c) (6,359) (22,235) Profit before taxation 4 372,869 259,545 Income tax expense 5 (58,954) (42,679) Profit attributable to shareholders 6 313,915 216,866 Basic earnings per share 8 HK40.8 cents HK30.7 cents Diluted earnings per share 8 HK39.6 cents HK29.4 cents The notes on pages 58 to 106 form part of these financial statements. 52

Consolidated Statement of Comprehensive Income For the year ended 31 August 2011 (Expressed in Hong Kong dollars) 2011 2010 HK$’000 HK$’000 Profit for the year 313,915 216,866 Other comprehensive income Exchange differences on translation of financial statements of overseas subsidiaries 2,383 (97) Total comprehensive income for the year 316,298 216,769 The notes on pages 58 to 106 form part of these financial statements. City Telecom (H.K.) Limited Annual Report 2011 53

Balance Sheet

As at 31 August 2011
(Expressed in Hong Kong dollars)

	Note	The Group 2011 HK$'000	The Group 2010 HK$'000	The Company 2011 HK$'000	The Company 2010 HK$'000
Non-current assets					
Goodwill	12	**1,066**	1,066	**–**	–
Fixed assets	13	**1,642,701**	1,431,813	**55,512**	65,763
Investments in subsidiaries	14	**–**	–	**1,082,021**	1,035,835
Long term receivable and prepayment		**4,101**	5,174	**–**	–
Deferred expenditure	15	**15,323**	6,626	**–**	–
		1,663,191	1,444,679	**1,137,533**	1,101,598
Current assets					
Accounts receivable	16	**71,999**	99,729	**6,207**	7,968
Other receivables, deposits and prepayments	16	**90,984**	89,490	**5,156**	5,317
Deferred expenditure	15	**29,312**	28,986	**–**	–
Cash at bank and in hand	17	**408,976**	588,665	**254,056**	431,281
		601,271	806,870	**265,419**	444,566
Current liabilities					
Bank overdrafts – unsecured		**845**	10,490	**–**	900
Amounts due to subsidiaries		**–**	–	**10,830**	10,830
Accounts payable	18	**17,419**	35,128	**2,721**	17,877
Other payables and accrued charges	18	**209,585**	195,931	**22,863**	24,605
Deposits received		**26,969**	21,822	**8,038**	7,954
Current portion – deferred services revenue	19	**85,895**	97,248	**8,282**	9,647
Tax payable		**2,281**	1,533	**356**	356
Current portion – obligations under finance leases	23	**105**	212	**87**	189
		343,099	362,364	**53,177**	72,358
Net current assets		**258,172**	444,506	**212,242**	372,208
Total assets less current liabilities		**1,921,363**	1,889,185	**1,349,775**	1,473,806

54

Balance Sheet

As at 31 August 2011
(Expressed in Hong Kong dollars)

	Note	The Group 2011 HK$'000	The Group 2010 HK$'000	The Company 2011 HK$'000	The Company 2010 HK$'000
Non-current liabilities					
Deferred tax liabilities	21	111,138	55,843	4,340	6,098
Long-term deferred services revenue	19	992	9,550	3,071	6,772
Derivative financial instrument	22	11,564	11,293	11,564	11,293
Long-term debt and other liabilities	23	288	123,960	245	123,899
		123,982	200,646	19,220	148,062
Net assets		1,797,381	1,688,539	1,330,555	1,325,744
Capital and reserves					
Share capital	20	77,191	76,500	77,191	76,500
Reserves	20	1,720,190	1,612,039	1,253,364	1,249,244
Total equity attributable to equity shareholders of the Company		1,797,381	1,688,539	1,330,555	1,325,744

Approved and authorised for issue by the board of directors on 8 November 2011.

Wong Wai Kay, Ricky
Director

Cheung Chi Kin, Paul
Director

The notes on pages 58 to 106 form part of these financial statements.

City Telecom (H.K.) Limited Annual Report 2011 55

Consolidated Statement of Changes in Equity

For the year ended 31 August 2011
(Expressed in Hong Kong dollars)

	Note	Share capital HK$'000	Share premium HK$'000	Capital reserve HK$'000	Capital redemption reserve HK$'000	Retained profits HK$'000	Exchange reserve HK$'000	Total HK$'000
At 1 September 2010		76,500	1,074,997	21,064	7	513,208	2,763	1,688,539
Total comprehensive income for the year		–	–	–	–	313,915	2,383	316,298
Dividend paid in respect of previous year	7	–	–	–	–	(103,735)	–	(103,735)
Dividend paid in respect of current year	7	–	–	–	–	(115,605)	–	(115,605)
Shares issued upon exercise of share option		691	8,498	(1,957)	–	–	–	7,232
Equity settled share-based transactions		–	–	4,652	–	–	–	4,652
At 31 August 2011		77,191	1,083,495	23,759	7	607,783	5,146	1,797,381
At 1 September 2009		66,418	681,208	23,232	7	454,802	2,860	1,228,527
Total comprehensive income for the year		–	–	–	–	216,866	(97)	216,769
Dividend paid in respect of previous year	7	–	–	–	–	(108,735)	–	(108,735)
Dividend paid in respect of current year	7	–	–	–	–	(49,725)	–	(49,725)
Shares issued upon exercise of share option		2,032	22,227	(7,515)	–	–	–	16,744
Equity settled share-based transactions		–	–	5,347	–	–	–	5,347
Shares issued upon placement		8,050	371,562	–	–	–	–	379,612
At 31 August 2010		76,500	1,074,997	21,064	7	513,208	2,763	1,688,539

The notes on pages 58 to 106 form part of these financial statements.

56

Consolidated Cash Flow Statement For the year ended 31 August 2011 (Expressed in Hong Kong dollars) Note 2011 2010 HK$’000 HK$’000 Net cash inflow from operations 24(a) 588,911 488,353 Hong Kong profits tax paid — (456) Overseas tax paid (3,012) (2,557) Net cash inflow from operating activities 585,899 485,340 Investing activities Decrease in pledged bank deposits — 15,038 Interest received 3,059 11,372 Purchases of fixed assets (437,477) (349,076) Proceeds from disposal of fixed assets 20,229 16,412 Net cash outflow from investing activities (414,189) (306,254) Net cash inflow before financing activities 171,710 179,086 Financing activities Proceeds from issuance of new shares 24(b) 7,232 396,356 Proceeds from new bank loans — 163,375 Repayment of bank loan 24(b) (125,000) (40,000) Repayment of capital element of finance leases 24(b) (212) (217) Interest element of finance leases (30) (42) Interest paid on bank loans (1,152) (1,166) Other borrowing cost paid (4,638) (3,260) Interest paid on 10-year senior notes — (5,881) Repurchase and redemption of 10-year senior notes 24(b) — (172,423) Dividends paid (219,312) (158,435) Net cash (outflow)/inflow from financing activities (343,112) 178,307 (Decrease)/increase in cash and cash equivalents (171,402) 357,393 Cash and cash equivalents at 1 September 578,175 221,052 Effect of foreign exchange rate changes 1,358 (270) Cash and cash equivalents at 31 August 408,131 578,175 Analysis of the balances of cash and cash equivalents Cash at bank and in hand 408,976 588,665 Bank overdrafts — unsecured (845) (10,490) 408,131 578,175 The notes on pages 58 to 106 form part of these financial statements. City Telecom (H.K.) Limited Annual Report 2011 57

Notes to the Financial Statements (Expressed in Hong Kong dollars) 1 Significant Accounting Policies (a) Statement of compliance These financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards (“IASs”) and Interpretations issued by the IASB. As Hong Kong Financial Reporting Standards (“HKFRSs”), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (“HKASs”) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”) and accounting principles generally accepted in Hong Kong, are derived from and consistent with IFRSs, these financial statements also comply with HKFRSs. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the requirements of the Hong Kong Companies Ordinance. A summary of the significant accounting policies adopted by the Group is set out below. The IASB has issued certain new and revised IFRSs that are first effective or available for early adoption for the current accounting period of the Group and the Company. The equivalent new and revised HKFRSs consequently issued by the HKICPA as a result of these developments have the same effective date as those issued by the IASB and are in all material aspects identical to the pronouncements issued by the IASB. None of these changes in polices would have a material impact on the Group’s and the Company’s financial statements. The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period (see note 32). (b) Basis of preparation of the financial statements The consolidated financial statements for the year ended 31 August 2011 comprise City Telecom (H.K.) Limited (the “Company”) and its subsidiaries (collectively referred to as the “Group”). The measurement basis used in the preparation of the financial statements is the historical cost basis except that certain financial assets are stated at their fair values or amortised costs as explained in the accounting policies set out below (see notes 1(j), 1(l), 1(q) and 1(r)). The preparation of financial statements in conformity with IFRSs and HKFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods. Judgements made by management in the application of IFRSs and HKFRSs that have significant effect on the financial statements and major sources of estimation uncertainty are discussed in note 31. (c) Subsidiaries and controlled entities Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, poten tial voting rights that presently are exercisable are taken into account. 58

Notes to the Financial Statements (Expressed in Hong Kong dollars) 1 Significant Accounting Policies (continued) (d) Group accounting (i) Consolidation An investment in a subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases. Intra-group balances and transactions and any unrealised profits arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements. Unrealised losses resulting from intragroup transactions are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment. In the Company’s balance sheet, an investment in a subsidiary is stated at cost less impairment losses (see note 1(i)), unless the investment is classified as held for sale or included in a disposal group that is classified as held for sale. (ii) Translation of foreign currencies Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in profit or loss. For consolidation purposes, the balance sheets of subsidiaries denominated in foreign currencies are translated at the rates of exchange ruling at the balance sheet date whilst the income statement is translated at an average rate for the year. Exchange differences are dealt with as a movement in reserves. (e) Goodwill Goodwill represents the excess of (i) the aggregate of the fair value of the consideration transferred; over (ii) the net fair value of the acquiree’s identifiable assets and liabilities measured as at the acquisition date. When (ii) is greater than (i), then this excess is recognised immediately in profit or loss as a gain on a bargain purchase. Goodwill is stated at cost less accumulated impairment losses. Goodwill arising on a business combination is allocated to each cash-generating unit, or groups of cash generating units, that is expected to benefit from the synergies of the combination and is tested annually for impairment (see note 1(i)). On disposal of a cash generating unit during the year, any attributable amount of purchased goodwill is included in the calculation of the profit or loss on disposal. (f) Investment property Investment properties are land and/or buildings which are owned and held to earn rental income and/or for capital appreciation. Investment properties are stated in the balance sheet at cost less accumulated depreciation (see note 1(g)) and impairment losses (see note 1(i)) if any. Any gain or loss arising from the retirement or disposal of an investment property is recognised in the income statement. Rental income from investment property is accounted for in accordance with the accounting policy as set out in note 1(s)(v). City Telecom (H.K.) Limited Annual Report 2011 59

Notes to the Financial Statements (Expressed in Hong Kong dollars) 1 Significant Accounting Policies (continued) (g) Fixed assets (i) Construction in progress Construction in progress was carried at cost, which includes development and construction expenditure incurred and interest and direct costs attributable to the development less any accumulated impairment loss (note 1(i)) as considered necessary by the directors. No depreciation was provided for construction in progress. On completion, the associated costs were transferred to leasehold land and building. (ii) Other fixed assets Other fixed assets, comprising building, leasehold improvements, telecommunications, computer and office equipment, furniture, fixtures and fittings and motor vehicles, are stated at cost less accumulated depreciation and accumulated impairment losses (note 1(i)). Depreciation is calculated to write off the cost of items of property, plant and equipment, less their estimated residual value, if any, using the straight-line method over their estimated useful lives as follows: — Buildings situated on leasehold land are depreciated over the shorter of the unexpired term of lease and their estimated useful lives of 50 years — Furniture, fixtures and fittings 4 years — Telecommunications, computer and office equipment 4 — 20 years — Motor vehicles 4 years — Leasehold improvements are depreciated over the shorter of the unexpired term of the leases and their estimated useful lives — Leasehold land classified as held under finance leases is depreciated over the unexpired term of leases — Investment properties situated on leasehold land are depreciated over the shorter of the unexpired term of lease and their estimated useful lives of 50 years Where the parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reviewed annually. Major costs incurred in restoring fixed assets to their normal working condition are charged to profit or loss. Major improvements are capitalised and depreciated over their expected useful lives to the Group. The gain or loss on disposal of a fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in profit or loss on the date of disposal. (h) Assets held under leases An arrangement, comprising a transaction or a series of transactions, is or contains a lease if the Group determines that the arrangement conveys a right to use a specific asset or assets for an agreed period of time in return for a payment or a series of payments. Such a determination is made based on an evaluation of the substance of the arrangement and is regardless of whether the arrangement takes the legal form of a lease. (i) Classification of assets leased to the Group Assets that are held by Group under leases which transfer to the Group substantially all the risks and rewards of ownership are classified as being held under finance leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases. Land held for own use under an operating lease for which its fair value cannot be measured separately from the fair value of a building situated thereon at the inception of the lease, is accounted for as being held under a finance lease, unless the building is also clearly held under an operating lease (see note 1(h)(iii)). 60

Notes to the Financial Statements (Expressed in Hong Kong dollars) 1 Significant Accounting Policies (continued) (h) Assets held under leases (continued) (ii) Finance leases Where the Group acquired the use of assets under finance leases, the amounts representing the fair value of the leased asset or, if lower, the present value of the minimum lease payments of such assets, are included in fixed assets with the corresponding liabilities, net of finance charges, recorded as obligations under finance leases. Depreciation and impairment losses are accounted for in accordance with the accounting policy as set out in note 1(g) and note 1(i). Finance charges implicit in the lease payments are charged to profit or loss over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. (iii) Operating leases Leases where substantially all the risks and rewards of ownership of assets remain with the lessor are accounted for as operating leases. Receipts and payments made under operating leases net of any incentives received by/from the lessor are credited/charged to profit or loss on a straight-line basis over the lease periods. (i) Impairment of assets (i) Impairment of investments in debt and equity securities and accounts and other receivables Investments in debt and equity securities (other than investments in subsidiaries) and other current and non-current receivables that are stated at cost or amortised cost or are classified as available-for-sale securities are reviewed at the end of each reporting period to determine whether there is objective evidence of impairment. Objective evidence of impairment includes observable data that comes to the attention of the Group about one or more of the following loss events: — significant financial difficulty of the debtor; — a breach of contract, such as a default or delinquency in interest or principal payments; — it becoming probable that the debtor will enter bankruptcy or other financial reorganisation; — significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; and — a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost. If any such evidence exists, any impairment loss is determined and recognised as follows: — For trade and other current receivables and other financial assets carried at amortised cost, the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets), where the effect of discounting is material. This assessment is made collectively where financial assets carried at amortised cost share similar risk characteristics, such as similar past due status, and have not been individually assessed as impaired. Future cash flows for financial assets which are assessed for impairment collectively are based on historical loss experience for assets with credit risk characteristics similar to the collective group. If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognised, the impairment loss is reversed through profit or loss. A reversal of an impairment loss shall not result in the asset’s carrying amount exceeding that which would have been determined had no impairment loss been recognised in prior years. City Telecom (H.K.) Limited Annual Report 2011 61

Notes to the Financial Statements (Expressed in Hong Kong dollars) 1 Significant Accounting Policies (continued) (i) Impairment of assets (continued) (i) Impairment of investments in debt and equity securities and accounts and other receivables (continued) — For available-for-sale securities, the cumulative loss that has been in the fair value reserve is reclassified to profit or loss. The amount of the cumulative loss that is recognised in profit or loss is the difference between the acquisition cost (net of any principal repayment and amortisation) and current fair value, less any impairment loss on that asset previously recognised in profit or loss. Impairment losses recognised in profit or loss in respect of available-for-sale equity securities are not reversed through profit or loss. Any subsequent increase in the fair value of such assets is recognised directly in other comprehensive income. Impairment losses in respect of available-for-sale debt securities are reversed if the subsequent increase in fair value can be objectively related to an event occurring after the impairment loss was recognised. Reversals of impairment losses in such circumstances are recognised in profit and loss. Impairment losses are written off against the corresponding assets directly, except for impairment losses recognised in respect of trade debtors, whose recovery is considered doubtful but not remote. In this case, the impairment losses for doubtful debts are recorded using an allowance account. When the Group is satisfied that recovery is remote, the amount considered irrecoverable is written off against trade debtors directly and any amounts held in the allowance account relating to that debt are reversed. Subsequent recoveries of amounts previously charged to the allowance account are reversed against the allowance account. Other changes in the allowance account and subsequent recoveries of amounts previously written off directly are recognised in profit or loss. (ii) Impairment of other assets Internal and external sources of information are reviewed at the end of each reporting period to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognised no longer exists or may have decreased: — fixed assets; — investment property; — investments in subsidiaries; and — goodwill. If any such indication exists, the asset’s recoverable amount is estimated. In addition, for goodwill, the recoverable amount is estimated annually whether or not there is any indication of impairment. — Calculation of recoverable amount The recoverable amount of an asset is the greater of its fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit). 62

Notes to the Financial Statements (Expressed in Hong Kong dollars) 1 Significant Accounting Policies (continued) (i) Impairment of assets (continued) (ii) Impairment of other assets (continued) — Recognition of impairment losses An impairment loss is recognised in profit or loss whenever the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable. — Reversals of impairment losses In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed. A reversal of an impairment loss is limited to the asset’s carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognised. (iii) Interim financial reporting and impairment Under the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited, the Group is required to prepare an interim financial report in compliance with IAS 34/HKAS 34, Interim financial reporting, in respect of the first six months of the financial year. At the end of the interim period, the Group applies the same impairment testing, recognition and reversal criteria as it would at the end of the financial year (see note 1(i)(i) and (i)(ii)). Impairment losses recognised in an interim period in respect of goodwill, available-for-sale equity securities and unquoted equity securities carried at cost are not reversed in a subsequent period. This is the case even if no loss, or a smaller loss, would have been recognised had the impairment been assessed only at the end of the financial year to which the interim period relates. Consequently, if the fair value of an available-for-sale equity security increases in the remainder of the annual period, or in any other period subsequently, the increase is recognised in other comprehensive income and not profit or losses. (j) Derivative financial instruments Derivative financial instruments are recognised initially at fair value. At each balance sheet date, the fair value is remeasured. The gain or loss on remeasurement to fair value is recognised immediately in profit or loss, except where the derivatives qualify for cash flow hedge accounting or hedge of a net investment in a foreign operation, in which case recognition of any resultant gain or loss depends on the nature of the item being hedged. For the years presented in the consolidated financial statements, none of the Group’s derivative financial instruments qualify as hedges or hedge accounting. (k) Deferred expenditure Deferred expenditure represents customer acquisition costs incurred for successful acquisition or origination of a service subscription agreement with a customer. Such costs are deferred and amortised on a straight-line basis over the period of the underlying service subscription agreements. (l) Accounts receivables Trade and other receivables are initially recognised at fair value and thereafter stated at amortised cost less allowance for impairment of doubtful debts (see note 1(i)(i)), except where the receivables are interest-free loans made to related parties without any fixed repayment terms or the effect of discounting would be immaterial. In such cases, the receivables are stated at cost less impairment of doubtful debts (see note 1(i)(i)). City Telecom (H.K.) Limited Annual Report 2011 63

Notes to the Financial Statements (Expressed in Hong Kong dollars) 1 Significant Accounting Policies (continued) (m) Cash and cash equivalents Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group’s cash management are also included as a component of cash and cash equivalents for the purpose of the consolidated cash flow statement. (n) Financial guarantees issued, provisions and contingent liabilities (i) Financial guarantees issued Financial guarantees are contracts that require the issuer (i.e. the guarantor) to make specified payments to reimburse the beneficiary of the guarantee (the “holder”) for a loss the holder incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument. Where the Group issues a financial guarantee, the fair value of the guarantee (being the transaction price, unless the fair value can otherwise be reliably estimated) is initially recognised as deferred income within trade and other payables. Where consideration is received or receivable for the issuance of the guarantee, the consideration is recognised in accordance with the Group’s policies applicable to that category of asset. Where no such consideration is received or receivable, an immediate expense is recognised in profit or loss on initial recognition of any deferred income. The amount of the guarantee initially recognised as deferred income is amortised in profit or loss over the term of the guarantee as income from financial guarantees issued. In addition, provisions are recognised in accordance with note 1(n)(ii) if and when (i) it becomes probable that the holder of the guarantee will call upon the Group under the guarantee, and (ii) the amount of that claim on the Group is expected to exceed the amount currently carried in trade and other payables in respect of that guarantee i.e. the amount initially recognised, less accumulated amortisation. (ii) Other provisions and contingent liabilities Provisions are recognised for other liabilities of uncertain timing or amount when the Group or the Company has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation. Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote. (o) Talent benefits (i) Leave entitlements Entitlements to annual leave and long service leave are recognised when they accrue to individuals employed by the Group hereinafter (referred to as “Talents”), including directors of the Company. A provision is made for the estimated liability for annual leave and long-service leave as a result of services rendered by talents up to the balance sheet date. Entitlements to sick leave and maternity or paternity leave are not recognised until the time of leave. (ii) Profit sharing and bonus plans Provisions for profit sharing and bonus plans ar e recognised when the Group has a present legal or constructive obligation as a result of services rendered by Talents and a reliable estimate of the obligation can be made. 64

Notes to the Financial Statements (Expressed in Hong Kong dollars) 1 Significant Accounting Policies (continued) (o) Talent benefits (continued) (iii) Retirement benefit costs The Group contributes to defined contribution retirement schemes which are available to certain Talents. Contributions to the schemes by the Group are calculated as a percentage of Talents’ basic salaries and charged to profit or loss. The Group’s contributions are reduced by contributions forfeited by those Talents who leave the scheme prior to vesting fully in the contributions. The assets of the scheme are held in an independently administered fund that is separated from the Group’s assets. (iv) Share-based payments The fair value of share options granted to Talents or Directors is recognised as Talent cost with a corresponding increase in capital reserve within equity. The fair value is measured at grant date using the Black-Scholes option pricing model or Monte Carlo model, taking into account the terms and conditions upon which the options were granted. Where the Talents have to meet vesting conditions before becoming unconditionally entitled to the share options, the total estimated fair value of the share options is spread over the vesting period, taking into account the probability that the options will vest. During the vesting period, the number of share options that is expected to vest is reviewed. Any adjustment to the cumulative fair value recognised in prior years is charged/credited to profit or loss, with a corresponding adjustment to the capital reserve. On vesting date, the amount recognised as an expense is adjusted to reflect the actual number of share options that vest (with a corresponding adjustment to the capital reserve) except where forfeiture is only due to not achieving vesting conditions that relate to the market price of the Company’s shares. The amount related to share options expense is recorded in the capital reserve until either the option is exercised or the option expires. (p) Income tax Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in profit or loss except to the extent that they relate to business combinations, or items recognised in other comprehensive income or directly in equity, in which case the relevant amounts of tax are recognised in other comprehensive income or directly in equity, respectively. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the end of the reporting period, and any adjustment to tax payable in respect of previous years. Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits. Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of def erred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilised. City Telecom (H.K.) Limited Annual Report 2011 65

Notes to the Financial Statements (Expressed in Hong Kong dollars) 1 Significant Accounting Policies (continued) (p) Income tax (continued) The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future. The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the end of the reporting period. Deferred tax assets and liabilities are not discounted. The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available. Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities, if the Company or the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met: — in the case of current tax assets and liabilities, the Company or the Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously; or — in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either; — the same taxable entity; or — different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realise the current tax assets and settle the current tax liabilities on a net basis or realise and settle simultaneously. (q) Interest-bearing borrowings Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, the interest-bearing borrowings are stated at amortised cost with the difference between amortised cost and redemption value recognised in profit or loss over the period of borrowings using the effective interest method. (r) Trade and other payables Trade and other payables are initially recognised at fair value. Except for financial guarantee liabilities measured in accordance with note 1(n), trade and other payables are subsequently stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost. 66

Notes to the Financial Statements (Expressed in Hong Kong dollars) 1 Significant Accounting Policies (continued) (s) Revenue recognition (i) Revenue for the provision of international telecommunications and fixed telecommunications network services is recognised, when an arrangement exists, service is rendered, the fee is fixed or determinable, and collectability is probable. (ii) Tariff-free period granted to subscribers of fixed telecommunications network services are recognised in profit or loss rateably over the term of the service subscription agreement. (iii) Amount received in advance for the provision of fixed telecommunications network services is deferred and included under deferred services income, and subsequently recognised as revenue on a straight-line basis over the related service period. (iv) Interest income is recognised as it accrues using the effective interest method. (v) Rental income receivable under operating leases is recognised in profit or loss in equal instalments over the periods covered by the lease term. Lease incentives granted are recognised in profit or loss as an integral part of the aggregate net lease payments receivable. (t) Borrowing costs Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset. All other borrowing costs are charged to profit or loss in the year in which they are incurred. (u) Segment reporting Operating segments, and the amounts of each segment item reported in the financial statements, are identified from the financial information provided regularly to the Group’s most senior executive management for the purposes of allocating resources to, and assessing the performance of, the Group’s two lines of business. Geographical information is not presented as the majority of the Group’s revenue is attributed to customers in Hong Kong and the majority of the assets are located in Hong Kong. (v) Accounting for barter transactions When goods or services are exchanged for goods or services which are of a similar nature and value, the exchange is not regarded as a revenue generating transaction. When goods are sold or services are rendered in exchange for dissimilar goods or services, the exchange is regarded as a transaction which generates revenue. The revenue is measured at the fair value of the goods or services received, adjusted by the amount of any cash or cash equivalents transferred. When the fair value of the goods or services received cannot be measured reliably, the revenue is measured at the fair value of the goods or services rendered, adjusted by the amount of any cash or cash equivalents transferred. City Telecom (H.K.) Limited Annual Report 2011 67

Notes to the Financial Statements (Expressed in Hong Kong dollars) 1 Significant Accounting Policies (continued) (w) Related parties For the purposes of these financial statements, a party is considered to be related to the Group if: (i) the party has the ability, directly or indirectly through one or more intermediaries, to control the Group or exercise significant influence over the Group in making financial and operating policy decisions, or has joint control over the Group; (ii) the Group and the party are subject to common control; (iii) the party is an associate of the Group or a joint venture in which the Group is a venturer; (iv) the party is a member of key management personnel of the Group or the Group’s parent, or a close family member of such an individual, or is an entity under the control, joint control or significant influence of such individuals; (v) the party is a close family member of a party referred to in (i) or is an entity under the control, joint control or significant influence of such individuals; or (vi) the party is a post-employment benefit plan which is for the benefit of talents of the Group or of any entity that is a related party of the Group. Close family members of an individual are those family members who may be expected to influence, or be influenced by, that individual in their dealings with the entity. 2 Turnover and Segment Information The Group is principally engaged in the provision of international telecommunications services and fixed telecommunications network services to customers in Hong Kong and Canada. Revenues recognised during the year are as follows: 2011 2010 HK$’000 HK$’000 Turnover International telecommunications services 197,134 218,589 Fixed telecommunications network services (note 2(b)) 1,484,324 1,356,098 1,681,458 1,574,687 (a) Segmental information The Group is organised on a worldwide basis into two business segments: — International telecommunications : provision of international long distance calls services — Fixed telecommunications network : provision of dial up and broadband Internet access services, local voice-over-IP services, IP-TV services and corporate data services The Group’s inter-segment transactions mainly consist of provision of leased lines services. These transactions were entered into on similar terms as those contracted with third parties. 68

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

2 Turnover and Segment Information (continued)

(a) Segmental information (continued)

	2011 International tele-communications services HK$'000	Fixed tele-communications network services HK$'000	Elimination HK$'000	Group HK$'000
Turnover				
– External sales	197,134	1,484,324	–	1,681,458
– Inter-segment sales	3,814	14,837	(18,651)	–
	200,948	1,499,161	(18,651)	1,681,458
Segment results	65,832	306,147		371,979
Other net income, excluding interest income				3,883
Interest income				3,366
Finance costs				(6,359)
Profit before taxation				372,869
Income tax expense				(58,954)
Net profit				313,915

	2010 International tele-communications services HK$'000	Fixed tele-communications network services HK$'000	Elimination HK$'000	Group HK$'000
Turnover				
– External sales	218,589	1,356,098	–	1,574,687
– Inter-segment sales	5,673	16,673	(22,346)	–
	224,262	1,372,771	(22,346)	1,574,687
Segment results	54,173	219,618		273,791
Other net loss, excluding interest income				(3,383)
Interest income				11,372
Finance costs				(22,235)
Profit before taxation				259,545
Income tax expense				(42,679)
Net profit				216,866

City Telecom (H.K.) Limited Annual Report 2011 69

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

2 Turnover and Segment Information (continued)

(a) Segmental information (continued)

	2011 International tele-communications services HK$'000	Fixed tele-communications network services HK$'000	Group HK$'000
Segment assets	432,716	1,831,746	2,264,462
Segment liabilities	79,459	274,203	353,662
Tax payable			2,281
Deferred tax liabilities			111,138
Total liabilities			467,081
Capital expenditure incurred during the year	1,631	447,565	449,196
Depreciation for the year	11,499	206,698	218,197

	2010 International tele-communications services HK$'000	Fixed tele-communications network services HK$'000	Group HK$'000
Segment assets	590,888	1,660,661	2,251,549
Segment liabilities	92,982	289,085	382,067
Tax payable			1,533
Deferred tax liabilities			55,843
Long-term bank loan			123,567
Total liabilities			563,010
Capital expenditure incurred during the year	5,223	339,621	344,844
Depreciation for the year	12,637	186,392	199,029

(b) Hong Kong Broadband Network Limited ("HKBN"), a wholly-owned subsidiary of the Company, is a Fixed Telecommunications Network Services ("FTNS") licensee and provides interconnection services to enable delivery of telecommunications service to customers of different operators. Since the FTNS license was granted by the Telecommunication Authority ("TA") and interconnection services have been provided, HKBN has been billing mobile operators for the interconnection services provided to them and recognising revenue ("mobile interconnection charges") based on management's best estimate of the amounts to be collected. In prior years, majority of the mobile operators rejected HKBN's demand for payment of the mobile interconnection charges. As a result of non-payment by certain mobile operators, in 2004, the Group requested the TA to make a determination (the "2004 Determination") on the level of mobile interconnection charges payable by one of the mobile operators ("mobile operator under dispute") to HKBN; and the effective date of the determined mobile interconnection charges.

In June 2007, the TA issued the 2004 Determination which set out the rates of mobile interconnection charge payable by the mobile operator under dispute for interconnection services provided by HKBN for the period from 1 April 2002 to 31 August 2004 and the mobile operator under dispute paid mobile interconnection charge for the relevant period accordingly.

70

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

2 Turnover and Segment Information (continued)

(b) (continued)

Subsequent to June 2007, HKBN entered into contractual agreements with several mobile operators which agreed to pay mobile interconnection charges based on the 2004 Determination for the period from 1 April 2002 to 31 August 2004 and with respect to the period after 31 August 2004 at the interim rate stated in the contractual agreements. The interim rate was subject to adjustment based on further determination to be issued by TA.

In February 2008, since certain mobile operators had still not yet settled their mobile interconnection charges for interconnection services provided by HKBN, HKBN requested TA to make a new determination on the rate of mobile interconnection charge and interest thereon with the four mobile operators.

In September 2008, TA accepted HKBN's request for determination on the rate of mobile interconnection charges for the period from 1 April 2002 to 26 April 2009 payable by the mobile operators that had not reached contractual agreements with HKBN, and the rate for the period from 1 September 2004 to 26 April 2009 payable by those mobile operators that have reached contractual agreements with HKBN, and the interest rate thereon (the "2008 Determination").

In May 2010, the TA issued its decision on the 2008 Determination which set out the rates of mobile interconnection charges payable by the mobile operators under dispute.

Based on the 2008 Determination, the Group reversed approximately HK$19,706,000 revenue related to mobile interconnection charges and recognised approximately HK$10,053,000 interest income during the year ended 31 August 2010.

Included in the accounts receivable balance as at 31 August 2011 were receivable relating to mobile interconnection charges of HK$23,000 (31 August 2010: HK$39,763,000).

3 Network Costs and Costs of Sales

Network costs and costs of sales mainly include interconnection charges paid to local and overseas carriers, leased line rentals, program fees, and production costs for the IP-TV service, and do not include depreciation charge which is included in other operating expenses.

4 Profit Before Taxation

Profit before taxation is arrived at after charging/(crediting) the following:

(a) Other operating expenses

	2011 HK$'000	2010 HK$'000
Advertising and marketing expenses	344,136	372,727
Amortisation of deferred expenditure (note 15)	37,873	48,621
Auditors' remuneration	2,777	2,910
Depreciation of owned fixed assets	217,790	198,323
Depreciation of fixed assets held under finance lease	407	706
Operating lease charges in respect of land and buildings	28,426	22,669
Operating lease charges in respect of equipment	–	39
Provision for doubtful debts (note 16(b))	13,636	14,742
Impairment loss on other receivable	1,587	–
Loss/(gain) on disposal of fixed assets	1,008	(1,375)
Talent costs (note 4(d))	311,355	301,760
Others	138,169	144,482
	1,097,164	1,105,604

City Telecom (H.K.) Limited Annual Report 2011 71

Notes to the Financial Statements (Expressed in Hong Kong dollars) 4 Profit Before Taxation (continued) (b) Other income, net 2011 2010 HK$’000 HK$’000 Interest income (3,366) (11,372) Loss on extinguishment of 10-year senior notes — 9,650 Net exchange gain (995) (324) Others (2,888) (5,943) (7,249) (7,989) (c) Finance costs 2011 2010 HK$’000 HK$’000 Interest element of finance leases 30 42 Interest on 10-year senior notes — 5,881 Amortisation of incidental issuance costs — 188 Interest on bank borrowings 1,152 1,379 Amortisation of upfront costs on long-term bank loan 182 192 Change in fair value of derivative financial instrument 271 11,293 Write-off of upfront costs upon settlement of long-term bank loan 1,251 —Other borrowing costs 3,473 3,260 6,359 22,235 (d) Talent costs 2011 2010 HK$’000 HK$’000 Wages and salaries 517,609 518,380 Provision for annual leave 612 561 Equity settled share-based transaction 4,652 5,347 Retirement benefit costs — defined contribution plans (note 9) 43,872 38,820 566,745 563,108 Less: Talent costs capitalised as fixed assets (22,206) (20,851) Talent costs included in network costs and costs of sales (10,843) (11,098) Talent costs included in advertising and marketing expenses (222,341) (229,399) 311,355 301,760 Talent costs include all compensation and benefits paid to and accrued for all individuals employed by the Group, including Directors. 72

Notes to the Financial Statements (Expressed in Hong Kong dollars) 5 Income Tax Expense Hong Kong Profits Tax rate is 16.5%. There was no provision for Hong Kong Profits Tax for 2010 and 2011 as the Group’s Hong Kong subsidiaries which were subject to Hong Kong Profits Tax were sustained tax losses. The statutory income tax rate in the People’s Republic of China (“PRC”) is 25%. CTI Guangzhou Customer Services Co., Ltd., a wholly owned subsidiary of the Company, being a recognised Advanced Technology Service Enterprise, is subject to income tax at a reduced rate of 15% from calendar years 2010 to 2012. Non-Hong Kong current taxation is mainly related to the PRC income tax. The amount of income tax expense in the consolidated income statement represents: 2011 2010 HK$’000 HK$’000 Current taxation Hong Kong — Over-provision in prior years — 40 Non-Hong Kong — Provision for the year (3,524) (2,585) — Under-provision in respect of prior years (135) — Deferred taxation Origination and reversal of temporary differences (55,295) (40,134) Income tax expense (58,954) (42,679) The Group’s income tax expense differs from the theoretical amount that would arise using the profits before taxation at applicable tax rates as follows: 2011 2010 HK$’000 HK$’000 Profit before taxation 372,869 259,545 Notional tax on profit before taxation, calculated at the prevailing tax rates applicable to profit in the jurisdiction concerned (63,606) (43,781) Effect of non-taxable income 535 4,692 Effect of loss on extinguishment of 10-year senior notes not subject to taxation — (1,592) Effect of non-deductible expenses (4,975) (2,367) Utilisation of tax loss related to prior years 6,872 —(Under)/over-provision in prior years (135) 40 PRC income tax concession 2,406 —Others (51) 329 Income tax expense (58,954) (42,679) 6 Profit Attributable to Shareholders The profit attributable to shareholders is dealt with in the financial statements of the Company to the extent of HK$212,267,000 (2010: HK$157,848,000). City Telecom (H.K.) Limited Annual Report 2011 73

Notes to the Financial Statements (Expressed in Hong Kong dollars) 7 Dividends (a) Dividends payable to equity shareholders of the Company attributable to the year: 2011 2010 HK$’000 HK$’000 Interim dividend declared and paid of HK15 cents per ordinary share (2010: HK6.5 cents per ordinary share) 115,605 49,725 Final dividend proposed after the balance sheet date, of HK15 cents per ordinary share (2010: HK13.5 cents per ordinary share) 115,787 103,275 231,392 153,000 The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date. (b) Dividends attributable to the previous financial year, approved and paid during the year: 2011 2010 HK$’000 HK$’000 Final dividend in respect of the financial year ended 31 August 2010, approved and paid of HK13.5 cents per ordinary share (2010: HK16 cents per ordinary share in respect of the financial year ended 31 August 2009) 103,735 108,735 8 Earnings Per Share 2011 2010 HK$’000 HK$’000 Profit attributable to shareholders 313,915 216,866 Weighted average number of ordinary shares 2011 2010 Number Number of shares of shares ‘000 ‘000 Issued ordinary shares at the beginning of the year 764,997 664,180 Effect of share options exercised 3,810 14,856 Effect of placement — 27,569 Weighted average number of ordinary shares at the end of the year (basic) 768,807 706,605 Incremental shares from assumed exercise of share options 23,992 30,011 Weighted average number of ordinary shares at the end of the year (diluted) 792,799 736,616 Basic earnings per share HK40.8 cents HK30.7 cents Diluted earnings per share HK39.6 cents HK29.4 cents 74

Notes to the Financial Statements (Expressed in Hong Kong dollars) 9 Retirement Benefit Costs The Group contributes to an Occupational Retirement Scheme (the “ORSO Scheme”), a defined contribution retirement scheme, which is available to some of its Talents in Hong Kong. Under the ORSO Scheme, the Talents are required to contribute 5% of their monthly salaries, while the Group’s contributions are calculated at 10% and 5% of the monthly salaries of senior management Talents and all other Talents respectively. The Talents are entitled to 100% of the employer’s contributions after 10 years of completed service, or at a reduced scale after completion of 3 to 9 years’ service. Contributions to the ORSO Scheme are reduced by contributions forfeited by those Talents who leave the ORSO Scheme prior to vesting fully in the Group’s contributions. A mandatory provident fund scheme (the “MPF Scheme”) has been established under the Hong Kong Mandatory Provident Fund Scheme Ordinance in December 2000. The then existing Talents of the Group in Hong Kong could elect to join the MPF Scheme, while all new Talents joining the Group in Hong Kong from then onwards are required to join the MPF Scheme. Both the Group and the Talents are required to contribute 5% of each individual’s relevant income with a maximum amount of $1,000 per month as a mandatory contribution. Employer’s mandatory contributions are 100% vested in the Talents as soon as they are paid to the MPF Scheme. Senior Talents may also elect to join a Mutual Voluntary Plan (the “Mutual Plan”) in which both the Group and the Talent, on top of the MPF Scheme mandatory contributions, make a voluntary contribution to the extent of contributions that would have been made under the ORSO Scheme. Pursuant to the relevant regulations in the PRC, the Group contributes to a defined contribution retirement scheme organised by the local social security bureau for each Talent of the subsidiary in the PRC at the rate of 20% of a standard salary base as determined by the local social security bureau. The Group has no other obligation to make payments in respect of retirement benefits of these Talents. The retirement schemes for Talents of the Group in other countries follow the local statutory requirements of the respective countries. The aggregate employer’s contributions, net of forfeited contributions, which have been dealt with in the consolidated income statement during the year are as follows: 2011 2010 HK$’000 HK$’000 Gross contributions 43,872 38,820 At 31 August 2011, there was no forfeited contribution available to offset future contributions by the Group to the ORSO Scheme (2010: Nil). City Telecom (H.K.) Limited Annual Report 2011 75

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

10 Directors' and Senior Management's Emoluments

(a) Directors' remuneration

The remuneration of each director for the year ended 31 August 2011 is set out below:

Name of director	Fee HK$'000	Salary HK$'000	Discretionary bonus HK$'000	Share-based payment HK$'000	Employer's contribution to defined contribution scheme HK$'000	Total HK$'000
Wong Wai Kay, Ricky	–	6,704	1,000	–	670	8,374
Cheung Chi Kin, Paul	–	6,706	1,000	–	670	8,376
Yeung Chu Kwong, William	–	9,733	1,310	3,006	456	14,505
Lai Ni Quiaque	–	2,762	635	1,906	276	5,579
Cheng Mo Chi, Moses	176	–	–	–	–	176
Lee Hon Ying, John	195	–	–	–	–	195
Chan Kin Man	182	–	–	–	–	182
Peh Jefferson Tun Lu	182	–	–	–	–	182
Total	735	25,905	3,945	4,912	2,072	37,569

The remuneration of each director for the year ended 31 August 2010 is set out below:

Name of director	Fee HK$'000	Salary HK$'000	Discretionary bonus HK$'000	Share-based payment HK$'000	Employer's contribution to defined contribution scheme HK$'000	Total HK$'000
Wong Wai Kay, Ricky	–	6,707	1,800	–	670	9,177
Cheung Chi Kin, Paul	–	6,709	1,800	–	670	9,179
Yeung Chu Kwong, William	–	8,264	2,400	2,526	456	13,646
Lai Ni Quiaque	–	2,642	750	2,455	264	6,111
Cheng Mo Chi, Moses	168	–	–	–	–	168
Lee Hon Ying, John	185	–	–	–	–	185
Chan Kin Man	174	–	–	–	–	174
Peh Jefferson Tun Lu	174	–	–	–	–	174
Total	701	24,322	6,750	4,981	2,060	38,814

No Director waived any emoluments in respect of the years ended 31 August 2010 and 2011.

The share-based payment represents the expenses determined based on the fair value of share options granted to certain directors under the Company's share option scheme. Fair value of share options is estimated in accordance with the Group's significant accounting policies in note 1. The details of the share-based payment are disclosed in note 11.

76

Notes to the Financial Statements (Expressed in Hong Kong dollars) 10 Directors’ and Senior Management’s Emoluments (continued) (b) Five highest paid individuals The five individuals whose emoluments were the highest in the Group for the year include four (2010: four) Directors whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining one (2010: one) individual during the year are as follows: 2011 2010 HK$’000 HK$’000 Basic salaries, other allowances and benefits in kind 2,523 2,492 Discretionary bonuses 300 300 Retirement benefit costs — defined contribution plans 181 181 3,004 2,973 The emoluments fell within the following band: Number of individual 2011 2010 HK$2,500,001 — HK$3,000,000 — 1 HK$3,000,001 — HK$3,500,000 1 — 11 Equity Settled Share-Based Transactions The Company operates a share option scheme (the “2002 Share Option Scheme”) which was adopted by shareholders of the Company on 23 December 2002 whereby the directors may, at their discretion, invite eligible participants to receive options to subscribe for shares subject to the terms and conditions stipulated therein. Under the 2002 Share Option Scheme, the Company may grant options to Talents (including executive, non-executive and independent non-executive directors), suppliers and professional advisers to subscribe for shares of the Company. The maximum number of options authorised under the 2002 Share Option Scheme may not, when aggregated with any shares subject to any other executive and talent share option scheme, exceed 10% of the Company’s issued share capital on the date of adoption. The exercise price of the option is determined by the Company’s board of directors at a price not less than the highest of (a) the par value of a share; (b) the average closing price of the Company’s shares for five trading days preceding the grant date; and (c) the closing price of the Company’s shares on the date of grant. The 2002 Share Option Scheme is valid and effective for a ten year period up to 22 December 2012 subject to earlier termination by the Company by resolution in general meeting or by the board of directors. The period during which the option may be exercised will be determined by the board of directors at its discretion, save that no option may be exercised after more than ten years from the date of grant. City Telecom (H.K.) Limited Annual Report 2011 77

Notes to the Financial Statements (Expressed in Hong Kong dollars) 11 Equity Settled Share-Based Transactions (continued) (a) The terms and conditions of the options Options that existed during the year ended 31 August 2011 are as follows, whereby all options are settled by physical delivery of shares: Number of Vesting 2002 Share Option Scheme options conditions Exercisable period Options granted to Directors: — 5 January 2005 16,183,208 Condition 1 On or prior to 20 October 2014 — 22 May 2006 2,023,064 Condition 1 On or prior to 21 May 2016 — 6 February 2008 5,542,791 Condition 3/6 On or prior to 5 February 2018 — 11 February 2008 6,044,791 Condition 2/6 On or prior to 10 February 2018 — 5 February 2010 6,000,000 Condition 4 On or prior to 4 February 2020 Options granted to Talents excluding Directors: — 21 October 2004 4,158,680 Condition 1 On or prior to 20 October 2014 — 22 May 2006 3,160,379 Condition 1 On or prior to 21 May 2016 — 15 February 2008 604,479 Condition 5 On or prior to 23 December 2012 — 2 May 2008 932,465 Condition 5/6 On or prior to 1 May 2018 Total share options 44,649,857 Options that existed during the year ended 31 August 2010 are as follows, whereby all options are settled by physical delivery of shares: Number of Vesting 2002 Share Option Scheme options conditions Exercisable period Options granted to Directors: — 5 January 2005 16,183,208 Condition 1 On or prior to 20 October 2014 — 22 May 2006 15,178,466 Condition 1 On or prior to 21 May 2016 — 6 February 2008 6,044,791 Condition 3 On or prior to 23 December 2012 — 11 February 2008 6,044,791 Condition 2 On or prior to 23 December 2012 — 5 February 2010 6,000,000 Condition 4 On or prior to 4 February 2020 Options granted to Talents excluding Directors: — 21 October 2004 6,909,527 Condition 1 On or prior to 20 October 2014 — 22 May 2006 6,414,433 Condition 1 On or prior to 21 May 2016 — 3 August 2006 40,540 Condition 1 On or prior to 2 August 2016 — 22 November 2006 136,545 Condition 1 On or prior to 14 November 2016 — 15 February 2008 1,007,465 Condition 5 On or prior to 23 December 2012 — 2 May 2008 1,007,465 Condition 5 On or prior to 23 December 2012 Total share options 64,967,231 78

Notes to the Financial Statements (Expressed in Hong Kong dollars) 11 Equity Settled Share-Based Transactions (continued) (a) The terms and conditions of the options (continued) The vesting conditions of the respective share option grant are as follows: Condition 1 Options granted are vested in one year or evenly vested over a period of two to three years. Options are awarded without performance conditions and are exercisable provided the participants have remained employed by the end of respective vesting periods. Condition 2 Vesting of the options is conditional upon the performance of the Company’s shares over the period from the close of trading in Hong Kong on 22 November 2007 to 21 November 2010. Upon fulfilment of the market conditions, certain options granted vest immediately, while other options affected by the same market conditions vest evenly over a period of three years. During the year ended 31 August 2010, one of the market conditions in the option agreement has been replaced and the vesting of certain options is now conditional upon the Company reaching a non-market performance condition. Upon fulfilment of this non-market performance condition, a portion of the options affected by this condition vest immediately, while other options affected by this condition vest evenly over a period of three years. The Group has accounted for the modification in accordance with IFRS/HKFRS 2 “Share-based payment” by measuring the incremental fair value which is the difference between the fair value of the modified share options and that of the original share options, both estimated as at the date of the modification, and recognising the incremental fair value over the period from the modification date until the date when the modified share options vest. The balance of the original grant-date fair value as at the date of modification continues to be recognised over the remaining original vesting period. The total incremental fair value arisen from this modification amounts to HK$4,278,000. Condition 3 Vesting of the options is conditional upon the performance of the participants. Options granted are vested over a period of three to four years from the date of fulfilment of certain key performance indicators. During the year ended 31 August 2010, one of the performance conditions had been modified. Such modification did not result in any incremental fair value, and therefore, there was no financial impact on the financial statements. Condition 4 Vesting of the options is conditional upon the performance of the participants. Options granted are vested immediately from the date of fulfilment of certain key performance indicators. Condition 5 Vesting of the options is conditional upon the performance of the participants. Options granted are vested over a period of three to four years from the date of fulfilment of certain key performance indicators. Condition 6 During the year ended 31 August 2011, one of the clauses in the option agreement has been modified. As a result of this modification, the expiry period of the share option has been extended to 10 years from the grant date of share options. The Group has accounted for the modification in accordance with IFRS/HKFRS 2 “Share-based payment” by measuring the incremental fair value which is the difference between the fair value of the modified share options and that of the original share options, both estimated as at the date of the modification, and recognising the incremental fair value over the period from the modification date until the date when the modified share options vest. If the modification occurs after vesting date, the incremental fair value granted is recognised immediately. The balance of the original grant-date fair value as at the date of modification continues to be recognised over the remaining original vesting period. The total incremental fair value arisen fr om this modification amounts to HK$276,000. City Telecom (H.K.) Limited Annual Report 2011 79

Notes to the Financial Statements (Expressed in Hong Kong dollars) 11 Equity Settled Share-Based Transactions (continued) (b) The number and weighted average exercise prices of share options are as follows: 2011 2010 Weighted Weighted average average exercise Number of exercise Number of price options price options HK$ HK$2002 Share Option Scheme Outstanding at the beginning of the year 1.87 44,649,857 1.27 58,967,231 Granted during the year — — 4.24 6,000,000 Exercised during the year 1.05 (6,914,509) 0.82 (20,317,374) Forfeited during the year 1.79 (629,665) — — Outstanding at the end of the year 2.03 37,105,683 1.87 44,649,857 Exercisable at the end of the year 1.47 19,217,594 1.35 25,603,183 The weighted average share price at the date of exercise for the share options exercised during the year was HK$5.63 (2010: HK$3.85). The options outstanding at 31 August 2011 had a weighted average exercise price of HK$2.03 (2010: HK$1.87) and a weighted average remaining contractual life of 3 years (2010: 4 years). (c) Fair value of share options and assumptions In determining the value of the share options granted during the year ended 31 August 2010 and share options modified during the year ended 31 August 2011 and 31 August 2010, the Black-Scholes option pricing model (“Black-Scholes Model”) and Monte Carlo option pricing model (“Monte Carlo Model“) have been used. Both models are among the most generally accepted methodologies used to calculate the value of options. The variables of the models include expected life of the options, risk-free interest rate, expected volatility and expected dividend of the shares of the Company. In determining the value of the share options granted during the year ended 31 August 2010, the following variables had been applied to the Black-Scholes Model: Measurement date 5 February 2010 Variables — Expected life 8 years — Risk-free rate 2.33% — Expected volatility 61.49% — Expected dividend yield 2.99% The above variables were determined as follows: (i) The expected life was estimated to be 8 years from the date of grant (the “Date of grant”). (ii) The risk-free rate represented the yield of the Hong Kong Exchange Fund Notes corresponding to the expected life of the options as at the Date of grant. (iii) The expected volatility represented the annualised standard deviation of the return on the daily share price of the Company over the period commensurate to the expected life of the options (taking into account the remaining contractual life of the option and the effect of the expected early exercise of the option). (iv) The expected dividend yield was based on the historical dividend yield over the last eight years. 80

Notes to the Financial Statements (Expressed in Hong Kong dollars) 11 Equity Settled Share-Based Transactions (continued) (c) Fair value of share options and assumptions (continued) The fair value of the options granted was estimated as below: Date of grant 5 February 2010 Fair value per share option HK$1.94 In determining the value of the share options modified during the year ended 31 August 2010, the Black-Scholes Model and Monte Carlo Model had been used. The following variables of original share option and modified share option had been applied to the Monte Carlo Model and Black-Scholes Model respectively: Measurement date 20 January 2010 Variables Original share option Modified share option — Expected life 3 years 3 years — Risk-free rate 0.96% 0.96% — Expected volatility 74.73% 74.73% — Expected dividend yield 6.09% 6.09% The above variables were determined as follows: (i) The expected life was estimated to be 3 years from the date of modification (the “Modification Date 1”). (ii) The risk-free rate represented the yield of the Hong Kong Exchange Fund Notes corresponding to the expected life of the options as at the Modification Date 1. (iii) The expected volatility represented the annualised standard deviation of the return on the daily share price of the Company over the period commensurate to the expected life of the options (taking into account the remaining contractual life of the option and the effect of the expected early exercise of the option). (iv) The expected dividend yield was based on the historical dividend yield over the last three years. The fair value of the options modified was estimated as below: Modification Date 1 20 January 2010 Incremental fair value per share option HK$2.123 In determining the value of the share options modified during the year ended 31 August 2011, the Black-Scholes Model had been used. The following variables had been applied to the Black-Scholes Model: Measurement date 21 December 2010 Variables Original share option Modified share option — Expected life 2 years 4 years — Risk-free rate 0.56% 1.18% — Expected volatility 51.20% 66.85% — Expected dividend yield 6.94% 5.90% City Telecom (H.K.) Limited Annual Report 2011 81

Notes to the Financial Statements (Expressed in Hong Kong dollars) 11 Equity Settled Share-Based Transactions (continued) (c) Fair value of share options and assumptions (continued) The above variables were determined as follows: (i) The expected life is estimated to be 2 years/4 years from the date of modification (the “Modification Date 2”). (ii) The risk-free rate represents the yield of the Hong Kong Exchange Fund Notes corresponding to the expected life of the options as at the Modification Date 2. (iii) The expected volatility represents the annualised standard deviation of the return on the daily share price of the Company over the period commensurate to the expected life of the options (taking into account the remaining contractual life of the option and the effect of the expected early exercise of the option). (iv) The expected dividend yield is based on the historical dividend yield over the last two years/four years. The fair value of the options modified during the year is estimated as below: Modification Date 2 21 December 2010 Incremental fair value per share option HK$0.001 — HK$0.039 The Group recognises the fair value of granted share options and incremental fair value of modified share options as an expense in the income statement over the vesting period. The fair value of the granted share options and incremental fair value of modified share options are measured at the date of grant and date of modification respectively. The Black-Scholes Model and Monte Carlo Model applied for the determination of the estimated value of the options granted under 2002 Share Option Scheme require input of highly subjective assumptions, including the expected stock volatility. Changes in subjective inputs may materially affect the estimated fair value of the options granted. 12 Goodwill The Group HK$’000 Cost and carrying amount: At 31 August 2011/2010 1,066 Impairment tests for cash-generating units containing goodwill Goodwill is allocated to the Group’s cash-generating units (CGU) identified according to business segment as follows: 2011 2010 HK$’000 HK$’000 Fixed telecommunication network service segment 1,066 1,066 The recoverable amount of the CGU is determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows for the five-year period are estimated based on average growth rates of 14% and a pre-tax discount rate of 16%. Cash flows beyond the five year period are assumed to remain constant. The estimated growth rates used are comparable to the growth rate for the industry. The key assumption used in the value-in-use calculation is the annual growth rate of the turnover of the fixed telecommunications network services, which are determined based on the past performance and management’s expectation for market development. The discount rate used is pre-tax and reflects specific risks relating to the fixed telecommunication services segment. Any adverse change in the key assumptions could reduce the recoverable amount below carrying amount. 82

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

13 Fixed Assets

Group

	Construction in progress HK$'000	Investment property HK$'000	Leasehold land and buildings HK$'000	Leasehold improvements HK$'000	Furniture, fixtures and fittings HK$'000	Telecommunications, computer and office equipment HK$'000	Motor vehicles HK$'000	Total HK$'000
Cost:								
At 1 September 2010	–	5,197	90,911	113,286	21,191	3,130,209	12,948	3,373,742
Additions	51,111	–	1,576	6,851	203	388,828	627	449,196
Disposals	–	–	–	–	(42)	(57,268)	(1,356)	(58,666)
Exchange adjustments	–	–	–	1,461	484	4,593	–	6,538
Transfer of investment property	–	(5,197)	5,197	–	–	–	–	–
At 31 August 2011	51,111	–	97,684	121,598	21,836	3,466,362	12,219	3,770,810
Accumulated depreciation:								
At 1 September 2010	–	2,413	14,284	80,316	18,132	1,816,942	9,842	1,941,929
Charge for the year	–	104	1,850	10,349	1,121	203,009	1,764	218,197
Disposals	–	–	–	–	(42)	(36,098)	(1,356)	(37,496)
Exchange adjustments	–	–	–	1,272	450	3,757	–	5,479
Transfer of investment property	–	(2,517)	2,517	–	–	–	–	–
At 31 August 2011	–	–	18,651	91,937	19,661	1,987,610	10,250	2,128,109
Net book value:								
At 31 August 2011	51,111	–	79,033	29,661	2,175	1,478,752	1,969	1,642,701

	Construction in progress HK$'000	Investment property HK$'000	Leasehold land and buildings HK$'000	Leasehold improvements HK$'000	Furniture, fixtures and fittings HK$'000	Telecommunications, computer and office equipment HK$'000	Motor vehicles HK$'000	Total HK$'000
Cost:								
At 1 September 2009	–	5,197	90,911	100,447	19,885	2,850,444	12,773	3,079,657
Additions	–	–	–	12,885	1,343	330,441	175	344,844
Disposals	–	–	–	(212)	(109)	(51,906)	–	(52,227)
Exchange adjustments	–	–	–	166	72	1,230	–	1,468
At 31 August 2010	–	5,197	90,911	113,286	21,191	3,130,209	12,948	3,373,742
Accumulated depreciation:								
At 1 September 2009	–	2,309	12,466	69,102	17,017	1,668,160	8,223	1,777,277
Charge for the year	–	104	1,818	11,270	1,166	183,052	1,619	199,029
Disposals	–	–	–	(212)	(109)	(35,344)	–	(35,665)
Exchange adjustments	–	–	–	156	58	1,074	–	1,288
At 31 August 2010	–	2,413	14,284	80,316	18,132	1,816,942	9,842	1,941,929
Net book value:								
At 31 August 2010	–	2,784	76,627	32,970	3,059	1,313,267	3,106	1,431,813

City Telecom (H.K.) Limited Annual Report 2011 83

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

13 Fixed Assets (continued)

Company

	Investment property HK$'000	Leasehold improvements HK$'000	Furniture, fixtures and fittings HK$'000	Telecom-munications, computer and office equipment HK$'000	Motor vehicles HK$'000	Total HK$'000
Cost:						
At 1 September 2010	5,197	9,719	9,463	309,253	4,901	338,533
Additions	–	194	–	464	–	658
Disposals	–	–	(4)	(12,807)	(1,245)	(14,056)
At 31 August 2011	5,197	9,913	9,459	296,910	3,656	325,135
Accumulated depreciation:						
At 1 September 2010	2,413	8,373	8,308	249,461	4,215	272,770
Charge for the year	104	449	625	9,048	310	10,536
Disposals	–	–	–	(12,438)	(1,245)	(13,683)
At 31 August 2011	2,517	8,822	8,933	246,071	3,280	269,623
Net book value:						
At 31 August 2011	2,680	1,091	526	50,839	376	55,512

	Investment property HK$'000	Leasehold improvements HK$'000	Furniture, fixtures and fittings HK$'000	Telecom-munications, computer and office equipment HK$'000	Motor vehicles HK$'000	Total HK$'000
Cost:						
At 1 September 2009	5,197	8,332	9,451	308,176	4,901	336,057
Additions	–	1,387	12	1,338	–	2,737
Disposals	–	–	–	(261)	–	(261)
At 31 August 2010	5,197	9,719	9,463	309,253	4,901	338,533
Accumulated depreciation:						
At 1 September 2009	2,309	7,663	7,735	239,756	3,906	261,369
Charge for the year	104	710	573	9,966	309	11,662
Disposals	–	–	–	(261)	–	(261)
At 31 August 2010	2,413	8,373	8,308	249,461	4,215	272,770
Net book value:						
At 31 August 2010	2,784	1,346	1,155	59,792	686	65,763

84

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

13 Fixed Assets (continued)

(a) The Group's and the Company's total future aggregate lease income receivable under non-cancellable operating lease are as follows:

	The Group 2011 HK$'000	The Group 2010 HK$'000	The Company 2011 HK$'000	The Company 2010 HK$'000
Leases in respect of investment property which are receivable:				
Within 1 year	–	108	105	108
After 1 year but within 5 years	–	–	158	–
	–	108	263	108
Leases in respect of telecommunications facilities and computer equipment which are receivable:				
Within 1 year	3,604	2,335	–	–
After 1 year but within 5 years	2,653	607	–	–
	6,257	2,942	–	–
	6,257	3,050	263	108

(b) At 31 August 2011, the fair value of the investment property was HK$6,390,000 (2010: HK$5,300,000). Management estimated the fair value of the investment property based on its open market value.

During the year ended 31 August 2011, the lease of the investment property to a third party expired and the property has then been leased to a group entity for self-use. Upon this change in use, the Group transferred the investment property into leasehold land and buildings.

(c) The net book value of interests in leasehold land and buildings and investment property situated in Hong Kong are analysed as follows:

	The Group 2011 HK$'000	The Group 2010 HK$'000	The Company 2011 HK$'000	The Company 2010 HK$'000
Leases of between 10 to 50 years	130,144	79,411	2,680	2,784
Representing:				
Construction in progress carried at cost	51,111	–	–	–
Leasehold land and building carried at cost	79,033	76,627	–	–
Investment property carried at cost less impairment loss	–	2,784	2,680	2,784
	130,144	79,411	2,680	2,784

(d) In addition to the leasehold land and buildings classified as being held under a finance lease, the Group leases telecommunications, computer and office equipment under finance leases expiring from one to five years. At the end of the lease term the Group has the option to purchase the equipment at a price deemed to be a bargain purchase option. None of the leases included contingent rental.

At 31 August 2011, the net book value of telecommunications, computer and office equipment under finance lease held by the Group amounted to HK$267,000 (2010: HK$674,000).

(e) The cost of construction in progress comprises premium paid for the land registered in Hong Kong with a lease term of about 36 years and expenditure incurred on the development of buildings not yet completed at the year-end.

City Telecom (H.K.) Limited Annual Report 2011 85

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

14 Investments in Subsidiaries

	The Company 2011 HK$'000	2010 HK$'000
Unlisted investments, at cost (note (a))	**51,791**	51,791
Amounts due from subsidiaries (note (b))	**1,040,414**	994,228
	1,092,205	1,046,019
Less: Impairment loss	**(10,184)**	(10,184)
	1,082,021	1,035,835

Notes:

(a) The following is a list of the principal subsidiaries which principally affected the results, assets or liabilities of the Group at 31 August 2011:

Name	Place of incorporation	Principal activities and place of operations	Particulars of issued share capital	Percentage of interest held
Attitude Holdings Limited #	British Virgin Islands	Inactive	Ordinary US$1	100
Automedia Holdings Limited #	British Virgin Islands	Investment holding in Hong Kong	Ordinary US$1	* 100
Best Intellect Limited #	British Virgin Islands	Investment holding in Hong Kong	Ordinary US$1	* 100
City Telecom (B.C.) Inc. #	Canada	Provision of international telecommunications and dial-up internet access services in Canada	Common Canadian dollar ("CAD") 501,000	100
City Telecom (Canada) Inc. #	Canada	Leasing and maintenance of switching equipment and provision of operational services in Canada	Common CAD100	100
City Telecom Inc. #	Canada	Provision of international telecommunications and dial-up internet access services in Canada	Common CAD1,000	100
City Telecom International Limited #	British Virgin Islands	Investment holding in Hong Kong	Ordinary US$5,294	* 100
Credibility Holdings Limited #	British Virgin Islands	Investment holding in Hong Kong	Ordinary US$1	* 100
CTI Guangzhou Customer Services Co. Ltd. (translated from the registered name in Chinese) #	PRC	Provision of administrative support services in the PRC	Paid in capital of HK$8,000,000	* 100
CTI Marketing Company Limited	Hong Kong	Inactive	Ordinary HK$10,000	100
Golden Trinity Holdings Limited #	British Virgin Islands	Investment holding in Hong Kong	Ordinary US$1	* 100
Hong Kong Broadband Network Limited	Hong Kong	Provision of international telecommunications and fixed telecommunications network services in Hong Kong	Ordinary HK$383,049	100
Hong Kong Media Production Company Limited (formerly known as Global Courier Company Limited)	Hong Kong	Provision of multimedia production and distribution services	Ordinary HK$10,000	100
IDD1600 Company Limited	Hong Kong	Provision of international telecommunications services in Hong Kong	Ordinary HK$2	100

* Shares held directly by the Company.
\# Subsidiaries not audited by KPMG.

(b) Except for a loan to a subsidiary of HK$625,860,000 (2010: HK$625,860,000) which bears fixed interest of 9% per annum, all the amounts due from subsidiaries are unsecured, interest-free and have no fixed terms of repayment.

86

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

15 Deferred Expenditure

	The Group 2011 HK$'000	2010 HK$'000
Balance as at the beginning of the year	35,612	49,460
Additions during the year	46,896	34,773
Less: Amortisation charge for the year (note 4(a))	(37,873)	(48,621)
	44,635	35,612
Current portion	(29,312)	(28,986)
Balance as at the end of the year	15,323	6,626

Deferred expenditure represents costs incurred to acquire subscribers of the services offered by the Group, which are treated as customer acquisition costs and are amortised over the period of the underlying service subscription agreements.

16 Accounts Receivable, Other Receivables, Deposits and Prepayments

	The Group 2011 HK$'000	2010 HK$'000	The Company 2011 HK$'000	2010 HK$'000
Accounts receivable	78,529	105,552	6,526	8,527
Less: Allowance for doubtful debts	(6,530)	(5,823)	(319)	(559)
	71,999	99,729	6,207	7,968
Other receivables, deposits and prepayments	90,984	89,490	5,156	5,317
	162,983	189,219	11,363	13,285

(a) Aging analysis

The aging analysis of accounts receivable is as follows:

	The Group 2011 HK$'000	2010 HK$'000	The Company 2011 HK$'000	2010 HK$'000
Current – 30 days	44,949	41,244	1,647	2,290
31 – 60 days	16,417	9,024	2,674	3,214
61 – 90 days	6,861	5,245	389	710
Over 90 days	10,302	50,039	1,816	2,313
	78,529	105,552	6,526	8,527

The majority of the Group's accounts receivable are due within 30 days from the date of billings. Subscribers with receivable that are more than 3 months overdue are requested to settle all outstanding balance before further credit is granted.

City Telecom (H.K.) Limited Annual Report 2011 87

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

16 Accounts Receivable, Other Receivables, Deposits and Prepayments (continued)

(b) Impairment of accounts receivable

Impairment losses in respect of accounts receivable are recorded using an allowance account unless the Group is satisfied that recovery of the amount is remote, in which case the impairment loss is written off against accounts receivable directly (see note 1(i)(i)).

The movement in the allowance for doubtful debts during the year including both specific and collective loss components is as follows:

	The Group		The Company	
	2011	2010	**2011**	2010
	HK$'000	HK$'000	**HK$'000**	HK$'000
Balance as at the beginning of the year	**5,823**	3,160	**559**	843
Impairment loss recognised	**13,636**	14,742	**483**	618
Uncollectible amounts written off	**(12,929)**	(12,079)	**(723)**	(902)
Balance as at the end of the year	**6,530**	5,823	**319**	559

(c) Accounts receivable that are not impaired

The aging analysis of accounts receivable that are neither individually nor collectively considered to be impaired are as follows:

	The Group		The Company	
	2011	2010	**2011**	2010
	HK$'000	HK$'000	**HK$'000**	HK$'000
Neither past due nor impaired	**44,949**	41,244	**1,647**	2,290
0 – 30 past due	**16,417**	9,024	**2,674**	3,214
31 – 60 past due	**6,861**	5,245	**389**	710
Over 60 past due	**3,772**	44,216	**1,497**	1,754
	71,999	99,729	**6,207**	7,968

Receivables that were neither past due nor impaired relate to a wide range of customers for whom there was no recent history of default.

The amounts over 60 days past due for the Group includes a receivable relating to mobile interconnection charges of HK$23,000 as at 31 August 2011 (2010: HK$39,763,000) (see note 2(b)).

Other accounts receivable that were past due but not impaired relate to a number of independent customers that have a good track record of payment. Based on past experience, management believes that no impairment allowance is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered fully recoverable. The Group does not hold collateral over these balances.

(d) Other receivables, deposits and prepayments

Other receivables, deposits and prepayments consist of deposits for purchase of fixed assets, rental deposit, interest receivable, unbilled revenue, prepayment and other receivables. All of the other receivables, except rental deposits and others amounted to HK$9,026,000 (2010: HK$8,643,000), are expected to be recovered within one year.

88

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

17 Cash at Bank and in Hand

	The Group		The Company	
	2011 HK$'000	2010 HK$'000	2011 HK$'000	2010 HK$'000
Time deposits with banks and other financial institutions	263,270	262,280	206,046	262,280
Cash at bank and in hand	145,706	326,385	48,010	169,001
Cash at bank and in hand in the balance sheet	408,976	588,665	254,056	431,281

18 Accounts Payable, Other Payables and Accrued Charges

	The Group		The Company	
	2011 HK$'000	2010 HK$'000	2011 HK$'000	2010 HK$'000
Accounts payable	17,419	35,128	2,721	17,877
Other payables and accrued charges	209,585	195,931	22,863	24,605
	227,004	231,059	25,584	42,482

(a) The aging analysis of the accounts payable was as follows:

	The Group		The Company	
	2011 HK$'000	2010 HK$'000	2011 HK$'000	2010 HK$'000
Current – 30 days	11,719	6,838	1,137	4,212
31 – 60 days	245	1,982	61	1,027
61 – 90 days	733	1,647	–	865
Over 90 days	4,722	24,661	1,523	11,773
	17,419	35,128	2,721	17,877

(b) Other payables and accrued charges

Other payables primarily consist of accrual for Talent salaries and bonus, carrier fees and charges, payable for purchase of fixed assets, advertising and promotional expenses as well as interest payable.

19 Deferred Services Revenue

Deferred services revenue primarily includes service fees received from customers in advance for the Group and the Company's fixed telecommunications network services. Service fees received in advance is deferred and recognised as revenue on a straight-line basis over the related contract period.

City Telecom (H.K.) Limited Annual Report 2011 89

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

20 Capital and Reserves

(a) Movements in components of equity

The reconciliation between the opening and closing balances of each component of the Group's consolidated equity is set out in the consolidated statement of changes in equity. Details of the changes in the Company's individual components of equity between the beginning and the end of the year are set out below:

The Company

	Share capital HK$'000	Share premium HK$'000	Capital reserve HK$'000	Capital redemption reserve HK$'000	Retained profits HK$'000	Total HK$'000
At 1 September 2010	**76,500**	**1,074,997**	**21,064**	**7**	**153,176**	**1,325,744**
Profit attributable to shareholders	**–**	**–**	**–**	**–**	**212,267**	**212,267**
Dividend paid in respect of previous year	**–**	**–**	**–**	**–**	**(103,735)**	**(103,735)**
Dividend paid in respect of current year	**–**	**–**	**–**	**–**	**(115,605)**	**(115,605)**
Shares issued upon exercise of share option	**691**	**8,498**	**(1,957)**	**–**	**–**	**7,232**
Equity settled share-based transactions	**–**	**–**	**4,652**	**–**	**–**	**4,652**
At 31 August 2011	**77,191**	**1,083,495**	**23,759**	**7**	**146,103**	**1,330,555**
At 1 September 2009	66,418	681,208	23,232	7	153,788	924,653
Profit attributable to shareholders	–	–	–	–	157,848	157,848
Dividend paid in respect of previous year	–	–	–	–	(108,735)	(108,735)
Dividend paid in respect of current year	–	–	–	–	(49,725)	(49,725)
Shares issued upon exercise of share option	2,032	22,227	(7,515)	–	–	16,744
Equity settled share-based transactions	–	–	5,347	–	–	5,347
Shares issued upon placement	8,050	371,562	–	–	–	379,612
At 31 August 2010	76,500	1,074,997	21,064	7	153,176	1,325,744

90

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

20 Capital and Reserves (continued)

(b) Nature and purpose of reserves

(i) Share premium

The application of the share premium account is governed by Sections 48B of the Hong Kong Companies Ordinance.

(ii) Capital reserve

The capital reserve comprises the fair value of the actual or estimated number of unexercised share options granted to Talents of the Group that was recognised in accordance with the accounting policy adopted for share based payment in note 1(o).

(iii) PRC statutory reserve

In accordance with Accounting Regulations for Business Enterprises, foreign investment enterprises in the PRC are required to transfer at least 10% of their profit after taxation, as determined under accounting principles generally accepted in the PRC ("PRC GAAP") to the general reserve until the balance of the general reserve is equal to 50% of their registered capital.

For the year ended 31 August 2011, CTI Guangzhou Customer Services Co. Ltd. ("CTIGZ"), a wholly-owned subsidiary of the Group, made appropriation to the statutory reserve of RMB951,000 (2010: RMB597,000). The accumulated balance of the statutory reserve maintained at the CTIGZ as at 31 August 2011 was RMB2,963,000 (2010: RMB2,012,000). The statutory reserve can be used to reduce previous years' losses and to increase the capital of the subsidiary.

(iv) Exchange reserve

The exchange reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations. The reserve is dealt with in accordance with the accounting policies set out in note 1(d)(ii).

(c) Share capital

	2011		2010	
	No. of shares	Amount HK$'000	No. of shares	Amount HK$'000
Authorised:				
Ordinary shares of $0.10 each	2,000,000,000	200,000	2,000,000,000	200,000
Issued and fully paid:				
Ordinary shares of $0.10 each				
At the beginning of the year	764,997,344	76,500	664,179,970	66,418
Shares issued upon exercise of share options (note (i))	6,914,509	691	20,317,374	2,032
Shares issued upon placement (note (ii))	–	–	80,500,000	8,050
At the end of the year	771,911,853	77,191	764,997,344	76,500

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per ordinary share at meetings of the Company. All ordinary shares rank equally with regard to the Company's residual assets.

City Telecom (H.K.) Limited Annual Report 2011 91

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

20 Capital and Reserves (continued)

(c) Share capital (continued)

Notes:

(i) During the year ended 31 August 2011, 6,914,509 ordinary shares (2010: 20,317,374 ordinary shares) were issued at a weighted average price of HK$1.05 per ordinary share (2010: HK$0.82 per ordinary share) to share option holders who had exercised their options. These shares so issued rank pari passu with the then existing ordinary shares in issue.

(ii) On 28 April 2010, the Company completed its public offering of 4,025,000 American Depositary Shares (ADSs). An aggregate of 80,500,000 ordinary shares (4,025,000 ADSs) were issued at a price of HK$5.0455 per ordinary share (US$13.00 per ADS) to independent professional, institutional and private investors. The Company raised net proceeds of approximately HK$379,612,000 from the ADS offering.

(iii) The movement of outstanding share options during the year was as follows:

Date of grant	Exercise price per share HK$	Number of share options outstanding at 1 September 2010	Granted	Exercised	Forfeited	Number of share options outstanding at 31 August 2011
21 October 2004	1.5224	4,158,680	–	(350,709)	–	3,807,971
5 January 2005	1.5224	16,183,208	–	(2,000,000)	–	14,183,208
22 May 2006	0.6523	5,183,443	–	(3,958,760)	–	1,224,683
6 February 2008	1.7568	5,542,791	–	–	–	5,542,791
11 February 2008	1.8660	6,044,791	–	–	–	6,044,791
15 February 2008	1.7568	604,479	–	(302,240)	–	302,239
2 May 2008	1.7866	932,465	–	(302,800)	(629,665)	–
5 February 2010	4.2400	6,000,000	–	–	–	6,000,000
		44,649,857	–	(6,914,509)	(629,665)	37,105,683

Each option entitles the holder to subscribe for one ordinary share of HK$0.10 each in the Company at a predetermined exercise price.

(d) Capital management

The Group's primary objectives when managing capital are to maintain a reasonable capital structure, safeguard the Group's ability to continue as a going concern, and to provide returns for shareholders.

The Group manages the amount of capital in proportion to risk, and makes adjustments to its capital structure through the amount of dividend payment to shareholders, issuance of scrip and new shares, and managing its debt portfolio in conjunction with cash flow requirements, taking into account its future financial obligations and commitments.

The Group monitors its capital structure by reviewing its net debt to net asset gearing ratio. For this purpose, the Group defines net debt as total loans less cash at bank and in hand and after adding back bank overdrafts – unsecured.

The net debt to net asset gearing ratio as at 31 August 2011 and 2010 are as follows:

	The Group	
	2011 HK$'000	2010 HK'000
Unsecured		
– Long-term bank loan	–	123,567
– Obligations under finance leases	393	605
Total loans	393	124,172
Less: Cash at bank and in hand	(408,976)	(588,665)
Add: Bank overdrafts – unsecured	845	10,490
Net cash	(407,738)	(454,003)
Net assets	1,797,381	1,688,539
Net debt to net asset gearing ratio	–	–

Neither the Company nor any of its subsidiaries are currently subject to externally imposed capital requirements.

92

Notes to the Financial Statements (Expressed in Hong Kong dollars) 21 Deferred Taxation (a) Deferred tax assets and liabilities recognised (i) The Group The components of deferred tax (liabilities)/assets recognised in the consolidated balance sheet and the movement during the year are as follows: Depreciation allowances in excess of Tax losses the related carried Deferred tax arising from: depreciation forward Total HK$’000 HK$’000 HK$’000 At 1 September 2009 (131,766) 116,057 (15,709) Charged to consolidated income statement (15,027) (25,107) (40,134) Exchange differences (6) 6 — At 31 August 2010 (146,799) 90,956 (55,843) At 1 September 2010 (146,799) 90,956 (55,843) Charged to consolidated income statement (21,185) (34,110) (55,295) Exchange differences (7) 7 — At 31 August 2011 (167,991) 56,853 (111,138) (ii) The Company The components of deferred tax (liabilities)/assets recognised in the Company’s balance sheet and the movement during the year are as follows: Depreciation allowances in excess of Tax losses the related carried Deferred tax arising from: depreciation forward Total HK$’000 HK$’000 HK$’000 At 1 September 2009 (7,047) — (7,047) Credited to income statement 949 — 949 At 31 August 2010 (6,098) — (6,098) At 1 September 2010 (6,098) — (6,098) Credited to income statement 1,209 549 1,758 At 31 August 2011 (4,889) 549 (4,340) City Telecom (H.K.) Limited Annual Report 2011 93

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

21 Deferred Taxation (continued)

(a) Deferred tax assets and liabilities recognised (continued)

(iii) Reconciliation to the consolidated and Company's balance sheets

	The Group 2011 HK$'000	2010 HK$'000	The Company 2011 HK$'000	2010 HK$'000
Net deferred tax asset recognised in the balance sheet	–	–	–	–
Net deferred tax liabilities recognised in the balance sheet	(111,138)	(55,843)	(4,340)	(6,098)
	(111,138)	(55,843)	(4,340)	(6,098)

(b) Deferred tax assets not recognised

As at 31 August 2011, the Group did not recognise deferred tax assets in respect of unused tax losses of HK$8,087,000 (2010: HK$8,242,000) as it was not probable that future taxable profits against which the losses could be utilised would be available in the relevant tax jurisdictions.

	The Group 2011 HK$'000	2010 HK'000
Expiry in 15-20 years	2,412	2,553
No expiry date	5,675	5,689
	8,087	8,242

(c) Deferred tax liabilities not recognised

At 31 August 2011, the Group has not recognised deferred tax liabilities in respect of the 10% (or 5% if tax treaty relief is available) PRC dividend withholding tax on temporary differences relating to the undistributed profits of its PRC subsidiary amounted to HK$31,550,000 (2010: HK$12,283,000), as the Group controls the dividend policy of the subsidiary and it has been determined that it is probable that profits will not be distributed in the foreseeable future.

22 Derivative Financial Instrument

	The Group and the Company 2011 HK$'000	2010 HK'000
Non-current liability		
Interest rate swap, at fair value through profit or loss	11,564	11,293

As at 31 August 2011 and 31 August 2010, the Group has a 5-year interest rate swap contract with a HK$175,000,000 notional amount to hedge against interest rate risk. Under this arrangement, the Group will pay a fixed rate interest on the notional amount on a quarterly basis, and receive a floating interest rate at HIBOR rate. The contract is recognised initially at fair value and is remeasured at each balance sheet date.

The interest rate swap does not quality for hedge accounting under IAS/HKAS 39, *Financial instruments: Recognition and measurement*, and therefore changes in its fair value is recognised immediately in profit or loss.

94

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

23 Long-term Debt and Other Liabilities

	The Group 2011 HK$'000	The Group 2010 HK$'000	The Company 2011 HK$'000	The Company 2010 HK$'000
Long-term bank loan				
– unsecured (note (a))	–	123,567	–	123,567
Obligations under finance leases (note (b))	393	605	332	521
	393	124,172	332	124,088
Current portion of				
– obligations under finance leases	(105)	(212)	(87)	(189)
	288	123,960	245	123,899

At 31 August 2011, the Group's and the Company's long-term debt and other liabilities were repayable as follows:

	The Group 2011 HK$'000	The Group 2010 HK$'000	The Company 2011 HK$'000	The Company 2010 HK$'000
Long-term debt				
– After 2 years but within 5 years	–	123,567	–	123,567
Obligations under finance leases				
– Within 1 year	105	212	87	189
– After 1 year but within 2 years	105	105	85	87
– After 2 years but within 5 years	183	288	160	245
	393	605	332	521
Less: Current portion of obligations under finance leases	(105)	(212)	(87)	(189)
	288	393	245	332
	288	123,960	245	123,899

City Telecom (H.K.) Limited Annual Report 2011 95

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

23 Long-term Debt and Other Liabilities (continued)

Notes:

(a) In March 2011, the floating interest rate bank borrowing was fully repaid. Before the borrowing was fully repaid, none of the covenants relating to drawn down facilities was breached.

(b) At 31 August 2011, the Group had obligations under finance leases repayable as follows:

	The Group					
	2011			2010		
	Present value of the minimum lease payments HK$'000	Interest expense relating to future periods HK$'000	Total minimum lease payments HK$'000	Present value of the minimum lease payments HK$'000	Interest expense relating to future periods HK$'000	Total minimum lease payments HK$'000
Within 1 year	105	20	125	212	30	242
After 1 year but within 2 years	105	14	119	105	20	125
After 2 years but within 5 years	183	8	191	288	22	310
	288	22	310	393	42	435
	393	42	435	605	72	677

At 31 August 2011, the Company had obligations under finance leases repayable as follows:

	The Company					
	2011			2010		
	Present value of the minimum lease payments HK$'000	Interest expense relating to future periods HK$'000	Total minimum lease payments HK$'000	Present value of the minimum lease payments HK$'000	Interest expense relating to future periods HK$'000	Total minimum lease payments HK$'000
Within 1 year	87	14	101	189	22	211
After 1 year but within 2 years	85	10	95	87	14	101
After 2 years but within 5 years	160	7	167	245	17	262
	245	17	262	332	31	363
	332	31	363	521	53	574

96

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

24 Notes to the Consolidated Cash Flow Statement

(a) Reconciliation of profit before taxation to net cash inflow generated from operations

	2011 HK$'000	2010 HK$'000
Profit before taxation	372,869	259,545
Depreciation of owned fixed assets	217,790	198,323
Depreciation of fixed assets held under finance lease	407	706
Amortisation of deferred expenditure	37,873	48,621
Interest income	(3,366)	(11,372)
Interest element of finance lease	30	42
Loss/(gain) on disposal of fixed assets	1,008	(1,375)
Equity settled share-based transactions	4,652	5,347
Loss on extinguishment of 10-year senior notes	–	9,650
Write-off of upfront costs upon settlement of long-term bank loan	1,251	–
Change in fair value of derivative financial instrument	271	11,293
Interest, amortisation and exchange difference on 10-year senior notes	–	6,069
Other borrowing costs	3,473	3,260
Amortisation of upfront cost on long-term bank loan	182	192
Interest on bank borrowings	1,152	1,379
Net cash inflow before working capital changes	637,592	531,680
Decrease in long-term receivable and prepayment	1,073	917
Decrease in accounts receivable, other receivables, deposits and prepayments	26,543	738
Increase in deferred expenditure	(46,896)	(34,773)
Decrease in accounts payable, other payables, accrued charges and deposits received	(9,490)	(1,937)
Decrease in deferred services revenue	(19,911)	(8,272)
Net cash inflow generated from operations	588,911	488,353

(b) Analysis of financing activities during the year

	Share capital (including share premium and capital reserve) HK$'000	Obligations under finance lease HK$'000	10-year senior notes HK$'000
Balance at 1 September 2009	770,858	732	162,586
Share issued upon exercise of share options	16,744	–	–
Shares issued upon placement	379,612	–	–
Purchase of fixed assets under finance lease	–	90	–
Repayment of capital element of finance lease	–	(217)	–
Repurchase and redemption of 10-year senior notes	–	–	(172,423)
Loss on extinguishment of 10-year senior notes	–	–	9,650
Amortisation of incidental issuance costs	–	–	188
Equity settled share-based transactions	5,347	–	–
Effect of foreign exchange rate changes	–	–	(1)
Balance at 31 August 2010	1,172,561	605	–

City Telecom (H.K.) Limited Annual Report 2011 97

Notes to the Financial Statements (Expressed in Hong Kong dollars) 24 Notes to the Consolidated Cash Flow Statement (continued) (b) Analysis of financing activities during the year (continued) Share capital Obligations (including share under premium and finance Long-term capital reserve) lease bank loan HK$’000 HK$’000 HK$’000 Balance at 1 September 2010 1,172,561 605 123,567 Share issued upon exercise of share options 7,232 — —Repayment of capital element of finance lease — (212) —Repayment of long-term bank loan — — (125,000) Write-off of upfront costs upon settlement of long-term bank loan — — 1,251 Amortisation of upfront cost on bank loan — — 182 Equity settled share-based transactions 4,652 — — Balance at 31 August 2011 1,184,445 393 — 25 Financial Instruments Exposure to credit, liquidity, interest rate and currency risks arises in the normal course of the Group’s business. These risks are limited by the Group’s financial management policies and practices described below. (a) Credit risk The Group’s credit risk is primarily attributable to trade and other receivables. Management has a credit policy in place and the exposure to the credit risk is monitored on an ongoing basis. In respect of trade and other receivables, credit evaluations are performed on all customers requiring credit over a certain amount. These evaluations focus on the customer’s past history of making payments when due and current ability to pay, and take into account information specific to the customer as well as pertaining to the economic environment in which the customer locates. These receivables are due within 30 days from the date of billing. Subscribers with receivables that are more than 3 months overdue are requested to settle all outstanding balances before any further credit is granted. The Group generally does not obtain collateral from customers. The Group’s exposure to credit risk is influenced mainly by individual characteristics of each customer. The default risk of the country in which customer locates also has an influence on credit risk but to a lesser extent. Concentrations of credit risk with respect to accounts receivable are limited due to the Group’s customer base being large and unrelated. As such, management does not expect any significant losses of accounts receivable that have not been provided for by way of allowances as disclosed in note 16. The maximum exposure to credit risk is represented by the carrying amount of each financial asset after deducting any impairment allowance, in the balance sheet. Except for the financial guarantee given by the Group as disclosed in note 26, the Group does not provide any other guarantees which expose the Group to credit risk. The maximum exposure to credit risk in respect of these financial guarantees at the balance sheet date is disclosed in note 26. Further quantitative disclosures in respect of the Group’s exposure to credit risk arising from accounts receivable are set out in note 16. 98

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

25 Financial Instruments (continued)

(b) Liquidity risk

The Company has a cash management policy, which includes the short term investment of cash surpluses and the raising of loans and other borrowings to cover expected cash demands. The Company's policy is to regularly monitor current and expected liquidity requirements and its compliance with lending covenants, to ensure that it maintains sufficient cash and readily realisable marketable securities and adequate amount of committed credit facilities from major financial institutions to meet its liquidity requirements in the short and long term. Due to the dynamic nature of the underlying business, the Company aims to maintain flexibility in funding by maintaining committed credit lines available.

The following table details the remaining contractual maturities at the balance sheet date of the Group's and the Company's financial liabilities, which are based on undiscounted cash flows (including interest) and the earliest date the Group and the Company are required to pay.

Group

	2011					2010				
	Carrying amount HK$'000	Total contractual undis-counted cash flow HK$'000	Within 1 year or on demand HK$'000	More than 1 year but less than 2 years HK$'000	More than 2 years but less than 5 years HK$'000	Carrying amount HK$'000	Total contractual undis-counted cash flow HK$'000	Within 1 year or on demand HK$'000	More than 1 year but less than 2 years HK$'000	More than 2 years but less than 5 years HK$'000
Current liabilities										
Bank overdrafts – unsecured	845	845	845	–	–	10,490	10,490	10,490	–	–
Accounts payable	17,419	17,419	17,419	–	–	35,128	35,128	35,128	–	–
Other payables and accrued charges	209,585	209,585	209,585	–	–	195,931	195,931	195,931	–	–
Deposits received	26,969	26,969	26,969	–	–	21,822	21,822	21,822	–	–
Obligations under finance leases	105	125	125	–	–	212	242	242	–	–
Tax payable	2,281	2,281	2,281	–	–	1,533	1,533	1,533	–	–
Non-current liabilities										
Long-term bank loan	–	–	–	–	–	123,567	133,996	1,829	2,166	130,001
Derivative financial instrument	11,564	12,590	4,716	4,000	3,874	11,293	11,435	4,580	3,441	3,414
Obligations under finance leases	288	310	–	119	191	393	435	–	125	310
	269,056	270,124	261,940	4,119	4,065	400,369	411,012	271,555	5,732	133,725

City Telecom (H.K.) Limited Annual Report 2011 99

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

25 Financial Instruments (continued)

(b) Liquidity risk (continued)

Company

	2011					2010				
	Carrying amount HK$'000	Total contractual undis-counted cash flow HK$'000	Within 1 year or on demand HK$'000	More than 1 year but less than 2 years HK$'000	More than 2 years but less than 5 years HK$'000	Carrying amount HK$'000	Total contractual undis-counted cash flow HK$'000	Within 1 year or on demand HK$'000	More than 1 year but less than 2 years HK$'000	More than 2 years but less than 5 years HK$'000
Current liabilities										
Bank overdrafts – unsecured	–	–	–	–	–	900	900	900	–	–
Amount due to subsidiaries	10,830	10,830	10,830	–	–	10,830	10,830	10,830	–	–
Accounts payable	2,721	2,721	2,721	–	–	17,877	17,877	17,877	–	–
Other payables and accrued charges	22,863	22,863	22,863	–	–	24,605	24,605	24,605	–	–
Deposits received	8,038	8,038	8,038	–	–	7,954	7,954	7,954	–	–
Obligations under finance leases	87	101	101	–	–	189	211	211	–	–
Tax payable	356	356	356	–	–	356	356	356	–	–
Non-current liabilities										
Long-term bank loan	–	–	–	–	–	123,567	133,996	1,829	2,166	130,001
Derivative financial instrument	11,564	12,590	4,716	4,000	3,874	11,293	11,435	4,580	3,441	3,414
Obligations under finance leases	245	262	–	95	167	332	363	–	101	262
	56,704	57,761	49,625	4,095	4,041	197,903	208,527	69,142	5,708	133,677

(c) Interest rate risk

The Group's interest-rate risk arose mainly from the HK$125,000,000 long-term bank loan as at 31 August 2010 which bore floating interest rate. Bank loans at variable rates exposed the Group to cash flow interest rate risk. The long-term bank loan was fully repaid in the year ended 31 August 2011. The Group has a 5-year interest rate swap contract with a HK$175,000,000 notional amount as at 31 August 2011 and 2010. The Group will pay a fixed rate interest on the notional amount on a quarterly basis, and receive a floating interest rate at HIBOR rate.

(i) *Interest rate profile*

The following table details the interest rate profile of the Group's and the Company's borrowings at the balance sheet date.

	The Group				The Company			
	2011		2010		2011		2010	
	Effective interest rate %	HK$'000	Effective interest rate %	HK$'000	Effective interest rate %	HK$'000	Effective interest rate %	HK$'000
Fixed rate borrowings:								
Obligations under finance leases	5.6	393	5.6	605	5.6	322	5.6	521
Floating rate borrowings:								
Bank overdrafts – unsecured	6.3	845	5.3	10,490	6.3	–	5.3	900
Long-term bank loan	–	–	1.7	123,567	–	–	1.7	123,567

(ii) *Sensitivity analysis*

The Group's profit attributable to shareholders would decrease by approximately HK$1,750,000 (2010: HK$1,250,000) in response to a 100 basis-points increase in market interest rates applicable as at 31 August 2011, with all other variables held constant. The analysis performed including the effect of the Group's interest rate swap contract as disclosed in note 22 to the financial statements.

100

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

25 Financial Instruments (continued)

(d) Foreign currency risk

All the Group's monetary assets and liabilities are primarily denominated in either Hong Kong dollars or United States dollars. Given the exchange rate of the Hong Kong dollar to the U.S. dollar has remained close to the current pegged rate of HKD7.80 = USD1.00 since 1983, management does not expect significant foreign exchange gains or losses between the two currencies.

The Group is also exposed to a certain amount of foreign exchange risk based on fluctuations between the Hong Kong dollars and the Renminbi arising from its operations in the PRC. In order to limit this foreign currency risk exposure, the Group maintained Renminbi cash balance that approximate two to three months' of operating cash flows.

(i) *Exposure to currency risk*

The following table details the Group's and the Company's exposure at the balance sheet date to currency risk arising from recognised assets or liabilities denominated in a currency other than the functional currency of the entity to which they relate.

Group

	2011			2010		
	United States Dollars '000	Japanese Yen '000	Canadian Dollars '000	United States Dollars '000	Japanese Yen '000	Canadian Dollars '000
Cash at bank and in hand	3,240	252	526	30,443	591	435
Bank overdrafts – unsecured	(107)	–	–	(294)	–	–
Accounts payable	(795)	(168)	(5)	(1,350)	–	–
Other payables and accrued charges	(291)	–	–	(1,075)	–	–
Overall net exposure	2,047	84	521	27,724	591	435

Company

	2011			2010		
	United States Dollars '000	Renminbi '000	Japanese Yen '000	United States Dollars '000	Renminbi '000	Japanese Yen '000
Amounts due from subsidiaries	7	98,856	–	7	34,244	–
Cash at bank and in hand	2,570	–	252	29,656	–	591
Amount due to a subsidiary	(90)	–	–	(90)	–	–
Accounts payable	(88)	–	(168)	(1,171)	–	–
Other payables and accrued charges	(12)	–	–	(517)	–	–
Overall net exposure	2,387	98,856	84	27,885	34,244	591

City Telecom (H.K.) Limited Annual Report 2011 101

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

25 Financial Instruments (continued)

(d) Foreign currency risk (continued)

(ii) Sensitivity analysis

The Company's foreign currency risk is mainly concentrated on the fluctuation of the Renminbi against the Hong Kong dollar. It is assumed that the pegged rate between the Hong Kong dollar and the United States dollar would be materially unaffected by any changes in movement in value of the United States dollar against other currencies. The following table details the Group's sensitivity to a 10% increase or decrease in the Hong Kong dollar against the Renminbi. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the year end for a 10% change in foreign currency rates. A positive number indicates an increase in profit for the year where the Renminbi strengthens against the Hong Kong dollar. For a 10% weakening of the Renminbi against the Hong Kong dollar, there would be an equal and opposite impact on the profit and the balance below would be negative.

	2011 **HK$'000**	2010 HK$'000
Renminbi	**12,104**	3,922

(e) Fair values

(i) Financial instrument carried at fair value

The following table presents the carrying value of financial instrument measured at fair value at the balance sheet date across the three levels of the fair value hierarchy defined in IFRS/HKFRS 7, *Financial Instruments: Disclosures*, with the fair value of each financial instrument categorised in its entirety based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows:

- Level 1 (highest level): fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments
- Level 2: fair values measured using quoted prices in active markets for similar financial instruments, or using valuation techniques in which all significant inputs are directly or indirectly based on observable market data
- Level 3 (lowest level): fair values measured using valuation techniques in which any significant input is not based on observable market data

2011

	The Group				**The Company**			
	Level 1 **HK$'000**	**Level 2** **HK$'000**	**Level 3** **HK$'000**	**Total** **HK$'000**	**Level 1** **HK$'000**	**Level 2** **HK$'000**	**Level 3** **HK$'000**	**Total** **HK$'000**
Liability								
Derivative financial instrument:								
– Interest rate swap	**–**	**11,564**	**–**	**11,564**	**–**	**11,564**	**–**	**11,564**

2010

	The Group				The Company			
	Level 1 HK$'000	Level 2 HK$'000	Level 3 HK$'000	Total HK$'000	Level 1 HK$'000	Level 2 HK$'000	Level 3 HK$'000	Total HK$'000
Liability								
Derivative financial instrument:								
– Interest rate swap	–	11,293	–	11,293	–	11,293	–	11,293

102

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

25 Financial Instruments (continued)

(f) Estimation of fair values

Fair value of financial instruments is estimated as follows:

(i) Trade receivables less impairment provision and account payables are assumed to approximate their fair values.

(ii) The fair value of the long-term bank loan as at 31 August 2010 was estimated as the present value of future cash flows, discounted at current market interest rate for similar financial instruments.

(iii) The fair value of the interest rate swap is determined based on the discounted cash flow technique which takes into account estimated amount that the Group would receive or pay to terminate the swap at the balance sheet date, taking into account current interest rates and the current creditworthiness of the swap counterparties. Where discounted cash flow techniques are used, estimated future cash flows are based on management's best estimates and the discount rate is a market related rate for a similar instrument at the balance sheet date.

26 Contingent Liabilities

	The Group		The Company	
	2011 HK$'000	2010 HK$'000	**2011 HK$'000**	2010 HK$'000
Bank guarantees provided to suppliers	**1,330**	2,770	**1,300**	2,200
Bank guarantee in lieu of payment of utility deposits	**5,572**	5,572	**–**	–
	6,902	8,342	**1,300**	2,200

As at 31 August 2011, HK$6,902,000 (2010: HK$133,342,000) of the HK$38,900,000 (2010: HK$353,840,000) total banking facility was utilised by the Company and the subsidiary.

27 Commitments

(a) Capital commitments

	The Group		The Company	
	2011 HK$'000	2010 HK$'000	**2011 HK$'000**	2010 HK$'000
Purchase of telecommunications, computer and office equipment				
Contracted but not provided for	**141,432**	132,340	**–**	–
Construction of Multimedia Production and Distribution City				
Authorised but not provided for	**600,000**	–	**–**	–
Others				
Contracted but not provided for	**5,000**	–	**–**	–

City Telecom (H.K.) Limited Annual Report 2011 103

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

27 Commitments (continued)

(b) Commitments under operating leases

At 31 August 2011 and 2010, the Group and the Company has future aggregate minimum lease payments under non-cancellable operating leases as follows:

	The Group		The Company	
	2011 HK$'000	2010 HK$'000	**2011 HK$'000**	2010 HK$'000
Leases in respect of land and buildings which are payable:				
Within 1 year	**27,679**	24,873	**–**	–
After 1 year but within 5 years	**20,642**	16,417	**–**	–
	48,321	41,290	**–**	–
Leases in respect of telecommunications facilities and computer equipment which are payable:				
Within 1 year	**63,300**	63,948	**168**	210
After 1 year but within 5 years	**17,103**	14,200	**5**	–
After 5 years	**3,211**	4,849	**–**	–
	83,614	82,997	**173**	210
	131,935	124,287	**173**	210

(c) Program fee commitments

The Group entered into several long-term agreements with program content providers for the rights to use certain program contents in the Group's IP-TV services. Minimum amounts of program fees to be paid by the Group are as follows:

	2011 HK$'000	2010 HK$'000
Program fee in respect of program rights which are payable:		
Within 1 year	**25,777**	25,539
After 1 year but within 5 years	**27,197**	48,087
	52,974	73,626

28 Barter Transaction

During the year ended 31 August 2010, HKBN entered into an agreement with a third party (the "Contract Party"). Pursuant to the agreement, HKBN would provide network capacity to the Contract Party for a service term of 10 years commencing on 1 May 2010 or after the respective activation of the relevant network capacity, and in exchange, the Contract Party would provide HKBN the right to use telecommunications facilities for a term of 10 years commencing on 1 May 2010 or after the respective activation of the relevant network capacity. The transaction has been entered into on a barter basis with no consideration being exchanged. The agreement expires on 30 April 2020.

The Directors of the Company made an assessment and determined that since the arrangement above involves exchange of services of a similar nature and value, the exchange is not regarded as a transaction which generates revenue. Accordingly, the network capacity of the Contract Party under the agreement have not been recognised as an asset and no revenue or deferred revenue have been recognised in the financial statements of the Group since inception of the arrangement.

104

Notes to the Financial Statements (Expressed in Hong Kong dollars) 29 Material Related Party Transactions In addition to the transactions and balances disclosed elsewhere in these financial statements, the Group entered into the following material related party transactions. Key management personnel remuneration Remuneration for key management personnel, including amounts paid to the Company’s Directors as disclosed in note 10(a) and certain of the highest paid Talents as disclosed in note 10(b), is as follows: 2011 2010 HK$’000 HK$’000 Short-term Talent benefits 35,979 40,716 Post-employment benefits 2,616 2,725 Equity compensation benefits 4,652 5,347 43,247 48,788 30 Comparative Figures During the year, management performed a review of the classification of the Group’s deferred service revenue balance. As a result of the review, the Group’s “deferred service revenue” balance amounting to HK$9,550,000 which was previously included in the current liabilities balance at 31 August 2010 have been reclassified as a non-current liability. This change in classification had no effect on the reported results of the prior year. 31 Accounting Estimates and Judgements (a) Key sources of estimation uncertainty Notes 11 and 25 contain information about the assumptions and risk factors relating to fair value of share options and financial instruments. Other key sources of estimation uncertainty are as follows: (b) Impairment loss for doubtful accounts The Group maintains impairment loss for doubtful accounts based upon evaluation of the recoverability of the accounts receivable and other receivables which takes into account the historical write-off experience and recovery rates. If the financial condition of the customers were to deteriorate, additional impairment may be required. (c) Depreciation Depreciation is calculated to write off the cost of items of property, plant and equipment, less their estimated residual value, if any, using the straight-line method over their estimated useful lives. The Group reviews the estimated useful lives of the assets annually in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on the Group’s historical experience with similar assets and takes into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates. City Telecom (H.K.) Limited Annual Report 2011 105

Notes to the Financial Statements (Expressed in Hong Kong dollars) 31 Accounting Estimates and Judgements (continued) (d) Income taxes Determining income tax provisions involves judgement on the future tax treatment of certain transactions and interpretation of tax rules. The Group carefully evaluates tax implications of transactions and tax provisions are set up accordingly. The tax treatment of such transactions is reconsidered periodically to take into account all changes in tax legislation and practices. Deferred tax assets are recognised for certain unused tax losses as set out in note 21. In assessing the recognition of deferred tax assets, management considers all available evidence, including available taxable temporary differences, projected future taxable income, tax planning strategies, historical taxable income, and the expiration periods of the tax losses. For certain subsidiaries, deferred tax assets can only be recognised to the extent that it is probable that future taxable profits will be available against which they can be utilised. Management’s judgement is thus required to assess the probability of future taxable profits and this assessment is constantly reviewed and additional deferred tax assets are recognised if it becomes probable that future taxable profits will allow the deferred tax assets to be recovered. 32 Possible Impact of Amendments, New Standards and Interpretations Issued but not yet Effective for the Year Ended 31 August 2011 Up to the date of issue of these financial statements, the IASB/HKICPA has issued a number of amendments, new standards and interpretations which are not yet effective for the year ended 31 August 2011 and which have not been adopted in these financial statements. Effective for accounting periods beginning on or after IFRSs/HKFRSs (Amendments) Improvements to IFRSs/HKFRSs (2010) 1 January 2011 IAS/HKAS 24 (Revised) Related party disclosures 1 January 2011 Amendments to IFRS/HKFRS 7 Financial instruments: Disclosures 1 July 2011 — Transfer of financial assets IFRS/HKFRS 9 Financial instruments 1 January 2013 IFRS/HKFRS 12 Disclosure of interests in other entities 1 January 2013 IFRS/HKFRS 13 Fair value measurement 1 January 2013 IAS/HKAS 19 (2011) Employee benefits 1 January 2013 The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far the Group is not yet in a position to state whether they would have a significant impact on the Group’s results of operations and financial position. 106

Five-year Financial Summary

(Expressed in Hong Kong dollars)

Results, Assets and Liabilities

The following table summarises the consolidated results, assets and liabilities of the Group for the five years ended 31 August 2011.

	2011 HK$'000	2010 HK$'000	2009 HK$'000	2008 HK$'000	2007 HK$'000
Results					
Turnover	1,681,458	1,574,687	1,478,239	1,302,981	1,141,270
Profit before taxation	372,869	259,545	251,559	108,372	30,891
Income tax (expense)/ benefit	(58,954)	(42,679)	(38,730)	16,818	(2,026)
Profit attributable to shareholders	313,915	216,866	212,829	125,190	28,865
Assets					
Goodwill	1,066	1,066	1,066	1,066	1,066
Fixed assets	1,642,701	1,431,813	1,302,380	1,231,399	1,237,223
Other financial assets	–	–	–	–	39,213
Derivative financial instruments	–	–	–	–	1,039
Long term receivable and prepayment	4,101	5,174	6,091	5,586	6,932
Deferred tax asset	–	–	–	26,335	–
Deferred expenditure	44,635	35,612	49,460	56,095	21,367
Current assets	571,959	777,884	431,411	772,929	857,287
Total assets	2,264,462	2,251,549	1,790,408	2,093,410	2,164,127
Liabilities					
Current liabilities	343,099	362,364	383,056	372,369	306,986
Non-current liabilities	123,982	200,646	178,825	688,434	953,259
Total liabilities	467,081	563,010	561,881	1,060,803	1,260,245
Net assets	1,797,381	1,688,539	1,228,527	1,032,607	903,882

City Telecom (H.K.) Limited Annual Report 2011 107

Corporate Information

Financial Calendar

Full-year Results
Announced on 8 November 2011

Annual General Meeting
16 December 2011

Listing

City Telecom (H.K.) Limited's shares are listed under the stock code "1137" on The Stock Exchange of Hong Kong Limited and in the form of American Depositary Receipts (each representing 20 ordinary shares of the Company) on the Nasdaq Stock Market in U.S. under the ticker symbol "CTEL".

Executive Directors
Mr. WONG Wai Kay, Ricky (Chairman)
Mr. CHEUNG Chi Kin, Paul (Vice Chairman)
Mr. YEUNG Chu Kwong, William (Chief Executive Officer)
Mr. LAI Ni Quiaque[3]
(Chief Financial Officer and Head of Talent Engagement)

Non-executive Director
Dr. CHENG Mo Chi, Moses[3]

Independent Non-executive Directors
Mr. LEE Hon Ying, John[2,4]
Dr. CHAN Kin Man[1,3]
Mr. PEH Jefferson Tun Lu[1,3]

1 Members of Audit Committee
2 Chairman of Audit Committee
3 Members of Remuneration Committee
4 Chairman of Remuneration Committee

Company Secretary
Mr. LAI Ni Quiaque

Authorised Representatives
Mr. WONG Wai Kay, Ricky
Mr. CHEUNG Chi Kin, Paul

Registered Office
Level 39, Tower 1, Metroplaza
223 Hing Fong Road
Kwai Chung, New Territories, Hong Kong

Legal Adviser to the Company as to U.S. and Hong Kong Laws
Jones Day
29th Floor, Edinburgh Tower
The Landmark
15 Queen's Road Central
Hong Kong

Auditors
KPMG
Certified Public Accountants
8th Floor, Prince's Building
10 Chater Road
Central, Hong Kong

Share Registrar
Computershare Hong Kong Investor Services Limited
46th Floor, Hopewell Centre
183 Queen's Road East, Wanchai
Hong Kong

American Depositary Bank
The Bank of New York Mellon Corporation
101 Barclay Street, 22nd Floor
New York, NY 10286 USA

Principal Bankers
Citibank, N.A.
DBS Bank Ltd., Hong Kong Branch
The Hongkong and Shanghai Banking Corporation Limited

Website
www.ctigroup.com.hk

108

Where the English and the Chinese texts con3 ict,the English text prevails ƒË d ,,[ Concept, design and printing: iOne Financial Press Limited. Website: www.ione.com.hk ,,[ _____ ƒ§ _____ XXX_JPOF_DPN_IL

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